UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2026.
Commission File Number 001-38755
Suzano S.A.
(Exact name of registrant as specified in its charter)
SUZANO INC.
(Translation of Registrant’s Name into English)
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41 810-012
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report is incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on April 30, 2025 (File No. 333-286881, 333-286881-01 and 333-286881-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Suzano S.A.

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Third quarter		Nine months YTD
	Note	09/30/2026	09/30/2025	09/30/2026	09/30/2025
NET SALES	6	16,515,544	12,153,145	39,074,093	37,001,961
Cost of sales	7	(12,597,241)	(8,453,761)	(29,166,282)	(24,791,052)
GROSS PROFIT		3,918,303	3,699,384	9,907,811	12,210,909

OPERATING (EXPENSES) INCOME
Selling	7	(1,206,435)	(849,961)	(2,771,626)	(2,443,093)
General and administrative	7	(1,146,358)	(664,953)	(2,385,784)	(1,985,970)
Loss from associates and joint ventures	18	(7,976)	(79,268)	(33,572)	(268,350)
Other operating (expenses) income, net	7	45,861	(135,667)	1,450,333	(409,782)
OPERATING PROFIT BEFORE NET FINANCIAL INCOME		1,603,395	1,969,535	6,167,162	7,103,714

NET FINANCIAL INCOME (EXPENSES)	8
Financial expenses		(1,842,761)	(1,823,415)	(5,353,673)	(5,069,939)
Financial income		509,516	462,095	1,519,283	1,284,207
Derivative financial instruments, net		2,499,863	1,079,117	6,501,811	7,431,622
Monetary and exchange variations, net		(20,504)	1,333,984	3,084,709	9,527,069
NET INCOME BEFORE TAXES		2,749,509	3,021,316	11,919,292	20,276,673

Income and social contribution taxes
Current	16	(263,887)	(161,908)	(289,780)	(472,442)
Deferred	16	(401,667)	(898,021)	(3,426,100)	(6,482,713)
NET INCOME FOR THE PERIOD		2,083,955	1,961,387	8,203,412	13,321,518

Attributable to
Controlling shareholders’		2,103,937	1,953,516	8,209,902	13,298,971
Non-controlling interest		(19,982)	7,871	(6,490)	22,547

Earnings per share
Basic	28.1	1.70815	1.58063	6.65219	10.75126
Diluted	28.2	1.70416	1.57671	6.63691	10.72459

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

1

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Third quarter		Nine months YTD
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Net income for the period	2,083,955	1,961,387	8,203,412	13,321,518
Other comprehensive income (loss)
Fair value investments in equity measured at fair value through other comprehensive income (1)	(76,190)	48,856	(47,115)	(148,284)
Deferred tax relating to fair value of investments	(4)	413	819	1,068
Actuarial gain (loss) on post-employment plans of subsidiaries	6,778		6,778
Tax effect of the actuarial (gain) loss	(1,763)		(1,763)
Items with no subsequent effect on income (loss)	(71,179)	49,269	(41,281)	(147,216)

Exchange rate variations on conversion of financial information of the subsidiaries abroad (2)	(42,079)	(33,755)	(174,560)	(139,559)
Realization of exchange variation on investments abroad				(15,636)
Cash flow hedge	12,882		12,882
Tax effect on cash flow hedge	(7,588)		(7,588)
Items with subsequent effect on income (loss)	(36,785)	(33,755)	(169,266)	(155,195)
Total comprehensive income	1,975,991	1,976,901	7,992,865	13,019,107

Attributable to
Controlling shareholders’	1,990,074	1,969,030	7,993,456	12,996,560
Non-controlling interest	(14,083)	7,871	(591)	22,547
(1) Includes the fair value arising from the measurement of Lenzing Aktiengesellschaft. For the three-month period ended September 30, 2026, the fair value effect amounted to R$(76,202) (R$50,072 for three-month period ended September 30, 2025). As of September 30, 2026 the fair value effect amounted to R$(44,706) (R$(145,142) as of September 30, 2025).
(2) Includes the amounts related to Suzano Packaging LLC, Lenzing Aktiengesellschaft, and Arbex.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

2

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	09/30/2026	12/31/2025
ASSETS
CURRENT
Cash and cash equivalents	9	13,406,218	15,179,753
Marketable securities	10	7,781,720	9,932,774
Trade accounts receivable	11	8,469,460	6,560,607
Inventories	12	10,825,515	8,155,847
Recoverable taxes	13	832,163	887,085
Recoverable income taxes	13	1,172,183	659,202
Derivative financial instruments	4.5	4,108,590	1,556,978
Advances to suppliers	14	121,221	76,818
Other assets		1,492,531	858,005
Total current assets		48,209,601	43,867,069

NON-CURRENT
Marketable securities	10	370,135	319,680
Recoverable taxes	13	814,204	945,699
Deferred taxes	16	946,252	1,504,014
Derivative financial instruments	4.5	9,047,545	8,014,683
Advances to suppliers	14	3,294,943	2,788,262
Judicial deposits		414,426	418,301
Call option	4.1.2	803,040
Other assets		438,826	187,102

Biological assets	17	27,490,120	26,097,164
Investments	18	1,002,311	1,194,877
Property, plant and equipment	19	74,971,248	64,296,187
Right of use	23.1	5,588,855	5,331,789
Intangible	20	17,194,958	12,970,692
Total non-current assets		142,376,863	124,068,450
TOTAL ASSETS		190,586,464	167,935,519

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

3

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

	Note	09/30/2026	12/31/2025
LIABILITIES
CURRENT
Trade accounts payable	21	8,728,141	5,141,386
Loans, financing and debentures	22	4,639,876	3,004,905
Lease liabilities	23	971,565	857,810
Derivative financial instruments	4.5	1,192,092	1,205,029
Taxes payable		391,875	240,010
Income taxes payable		380,075	218,238
Payroll and charges		1,497,065	1,132,713
Dividends payable		7,351	1,393,121
Other liabilities		1,206,374	579,659
Total current liabilities		19,014,414	13,772,871

NON-CURRENT
Loans, financing and debentures	22	93,202,971	91,796,352
Lease liabilities	23	6,155,682	6,072,080
Derivative financial instruments	4.5	6,335,857	8,136,320
Taxes payable		49,365
Provision for judicial liabilities	24	2,753,748	2,801,738
Employee benefit plans	25	885,437	741,143
Deferred taxes	16	3,922,347
Share-based compensation plans	26	350,943	332,322
Advances from customers
Other liabilities		470,175	330,520
Total non-current liabilities		114,126,525	110,210,475
TOTAL LIABILITIES		133,140,939	123,983,346

SHAREHOLDERS’ EQUITY	27
Share capital		24,250,120	24,235,546
Capital reserves		81,660	80,742
Treasury shares		(1,690,481)	(1,511,146)
Profit reserves		20,103,660	20,118,234
Accumulated other comprehensive income		600,709	888,669
Retained earnings		8,282,185
Controlling shareholders'		51,627,853	43,812,045
Non-controlling interest		5,817,672	140,128
Total equity		57,445,525	43,952,173
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		190,586,464	167,935,519

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

4

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital	Capital reserves	Treasury shares	Profit reserves	Accumulated other comprehensive income	Retained earnings	Total controlling shareholders' equity	Non-controlling interest	Total consolidated shareholders' equity
Balances at December 31, 2024		19,235,546	60,226	(1,339,197)	12,978,898	1,348,796		32,284,269	131,306	32,415,575
Net income for the period							13,298,971	13,298,971	22,547	13,321,518
Other comprehensive loss						(302,411)		(302,411)		(302,411)
Stock options granted	26.2		34,081					34,081		34,081
Stock options exercised	26.2		(25,126)	19,969				(5,157)		(5,157)
Share repurchase	27.2			(191,918)				(191,918)		(191,918)
Unclaimed dividends forfeited							567	567		567
Additional proposed dividend									(9,800)	(9,800)
Transactions with non-controlling interests									(4,030)	(4,030)
Realization of deemed cost, net of taxes						(101,424)	101,424
Balances at September 30, 2025		19,235,546	69,181	(1,511,146)	12,978,898	944,961	13,400,962	45,118,402	140,023	45,258,425

Balances at December 31, 2025		24,235,546	80,742	(1,511,146)	20,118,234	888,669		43,812,045	140,128	43,952,173
Net income for the period							8,209,902	8,209,902	(6,490)	8,203,412
Other comprehensive loss						(216,446)		(216,446)	5,899	(210,547)
Stock options granted	26.2		27,949					27,949		27,949
Stock options exercised	26.2		(27,031)	19,110				(7,921)		(7,921)
Share repurchase	27.2			(198,445)				(198,445)		(198,445)
Unclaimed dividends forfeited							769	769		769
Capital increase	27.1	14,574			(14,574)
Transactions with non-controlling interests	1.2.1								5,678,135	5,678,135
Realization of deemed cost, net of taxes						(71,514)	71,514
Balances at September 30, 2026		24,250,120	81,660	(1,690,481)	20,103,660	600,709	8,282,185	51,627,853	5,817,672	57,445,525

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

5

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

CONSOLIDATED STATEMENTS OF CASH FLOW

	09/30/2026	09/30/2025
OPERATING ACTIVITIES
Net income for the period	8,203,412	13,321,518
Adjustment to
Depreciation, depletion and amortization	9,383,570	7,948,316
Depreciation of right of use	291,280	277,901
Interest expense on lease liabilities (Note 8)	333,734	347,320
Result from sale and disposal of non-current assets, net (Note 7)	(146,036)	272,228
Loss from associates and joint ventures (Note 18.3)	33,572	268,350
Exchange rate and monetary variations, net (Note 8)	(3,084,709)	(9,527,069)
Interest expenses on financing, loans and debentures (Note 22.3)	4,414,775	4,399,815
Capitalized loan costs (Note 8)	(50,725)	(205,409)
Amortization of transaction costs, premium and discounts (Note 8)	117,573	75,916
Derivative (gains) loss, net (Note 8)	(6,501,811)	(7,431,622)
Premium expenses on early settlements (Note 8)	204,416	89,026
Accrual of interest on marketable securities	(929,622)	(769,940)
Fair value adjustment of biological assets (Note 17)	(1,157,728)	73,248
Deferred income tax and social contribution (Note 16.2)	3,426,100	6,482,713
Interest on actuarial liabilities and cost of current service (Note 25.2)	62,099	59,466
Provision for judicial liabilities, net of reversals (Note 24.1)	66,768	(41,620)
Provision (reversal) for doubtful accounts, net (Note 11.3)	(23,920)	103,502
Provision for inventory losses, net (Note 12.1)	72,469	24,031
Provision for loss of ICMS credits, net (Note 13.1)	29,757	151,669
Other	53,691	65,633
Decrease (increase) in assets
Trade accounts receivable	373,343	1,876,639
Inventories	(20,871)	(730,937)
Recoverable taxes	(362,928)	(334,268)
Other assets	161,063	(128,619)
Increase (decrease) in liabilities
Trade accounts payable	642,961	101,422
Taxes payable	(136,897)	287,155
Payroll and charges	4,427	(164,546)
Other liabilities	(92,181)	(201,628)
Cash generated from operations	15,367,582	16,690,210
Payment of interest on financing, loans and debentures (Note 22.3)	(4,447,630)	(4,753,232)
Capitalized loan costs paid	50,725	205,409
Premium expenses on early settlements	(204,416)	(89,026)
Interest received on marketable securities	825,142	969,141
Payment of income taxes	(197,089)	(229,980)
Cash provided by operating activities	11,394,314	12,792,522

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

6

Suzano S.A.
Unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

	09/30/2026	09/30/2025

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 19)	(2,239,468)	(3,424,570)
Additions to intangible (Note 20)	(452,371)	(59,574)
Additions to biological assets (Note 17)	(5,508,253)	(6,281,750)
Proceeds from sales of property, plant and equipment and biological assets	330,882	114,236
Capital increase (Note 18.3)	(2,500)	(21,979)
Marketable securities, net	2,214,873	5,093,946
Advances for acquisition of wood from operations with development and partnerships	(554,506)	(224,669)
Dividends received	3,854	8,835
Acquisition of other investments		(9,392)
Acquisition of subsidiary, net of acquired cash (Note 1.2.1)	(3,844,390)
Call option purchase (Note 1.2.1)	(805,514)
Cash used in investing activities	(10,857,393)	(4,804,917)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (Note 22.3)	3,087,472	22,324,556
Proceeds from derivative transactions (Note 4.5.3)	1,134,652	370,789
Payment of loans, financing and debentures (Note 22.3)	(3,385,149)	(19,600,013)
Payment of leases (Note 23.2)	(1,080,282)	(1,059,908)
Payment of dividends	(1,385,007)	(2,208,158)
Liabilities for assets acquisitions and subsidiaries	(18,415)	(20,668)
Shares repurchased (Note 27.2)	(198,445)	(191,918)
Cash used by financing activities	(1,845,174)	(385,320)

Increase in cash and cash equivalents, net	(1,308,253)	7,602,285
At the beginning of the period	15,179,753	9,018,818
Exchange variation on cash and cash equivalents	(465,282)	(782,237)
At the end of the period	13,406,218	15,838,866
Increase in cash and cash equivalents, net	(1,308,253)	7,602,285

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

7

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

.
1 COMPANY’S OPERATIONS
Suzano S.A. (“Suzano”) and its subsidiaries (collectively the “Company”) is a public company with its headquarters in Brazil, at Professor Magalhães Neto Avenue, No. 1,752 - 10th floor, rooms 1010 and 1011, Pituba District, in the city of Salvador, State of Bahia, and its main business office in the city of São Paulo.
Suzano’s shares are traded on B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed in the New Market under the ticker SUZB3, and its American Depositary Receipts (“ADRs”) in a ratio of 1 (one) per common share, Level II, are traded in the New York Stock Exchange (“NYSE”) under the ticker SUZ.
The Company has 37 industrial units, of which 13 are located in Brazil and 24 abroad, operating with a strategic presence in North America, Latin America, Europe, South Africa, Asia, and Oceania.
These units produce hardwood pulp from eucalyptus, coated paper, paperboard, uncoated paper and cut size paper, paper rolls and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.
The Company also has 06 technology centers, 04 located in Brazil, 01 in China and 01 in Israel focused on product development and industrial process improvement.
In addition, it has a global logistics structure that supports its commercial and export operations. In Brazil, the Company has 29 distribution centers and 04 ports, strategically located for the distribution of its products. Abroad, the structure consists of approximately 161 distribution centers and terminals, distributed across North America, Central America, South America, Europe, South Africa, Asia and Oceania.
The sale of pulp, paper, and consumer goods products in the international markets is carried out through sales by Suzano, and, primarily, through its subsidiaries and/or representation offices operating on a global scale.
The Company's corporate purpose also includes the cultivation of eucalyptus forests for its own use, operation of port terminals, and holding of interests, as a partner or shareholder, in other companies or enterprises, and the generation and commercialization of electricity produced in the pulp manufacturing process.
The Company is controlled by Suzano Holding S.A., through a voting agreement whereby it holds 48.85% of the common shares of its share capital (48.84% as of December 31, 2025).
This unaudited condensed consolidated interim financial information was authorized by the Board of Directors on November 5, 2026.

8

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

1.1 Equity interests
The Company holds equity interests in the following entities:

				% equity interest
Entity/Type of investment	Main activity	Country	Functional Currency	09/30/2026	12/31/2025
Consolidated
F&E Tecnologia do Brasil S.A. (Direct)	Biofuel production, except alcohol	Brazil	BRL	100.00%	100.00%
Fibria Celulose (USA) Inc. (Direct)	Business office	United States of America	BRL	100.00%	100.00%
Fibria Terminal de Celulose de Santos SPE S.A. (Direct)	Port operations	Brazil	BRL	100.00%	100.00%
FuturaGene Ltda. (Direct)	Biotechnology research and development	England	BRL	100.00%	100.00%
FuturaGene Delaware Inc. (Indirect)	Biotechnology research and development	United States of America	BRL	100.00%	100.00%
FuturaGene Israel Ltda. (Indirect)	Biotechnology research and development	Israel	BRL	100.00%	100.00%
FuturaGene Inc. (Indirect)	Biotechnology research and development	United States of America	BRL	100.00%	100.00%
Maxcel Empreendimentos e Participações S.A. (Direct)	Holding	Brazil	BRL	100.00%	100.00%
Itacel - Terminal de Celulose de Itaqui S.A. (Indirect)	Port operations	Brazil	BRL	100.00%	100.00%
Mucuri Energética S.A. (Direct)	Power generation and distribution	Brazil	BRL	100.00%	100.00%
Paineiras Logística e Transportes Ltda. (Direct)	Road freight transport	Brazil	BRL	100.00%	100.00%
Portocel - Terminal Espec. Barra do Riacho S.A. (Direct)	Port operations	Brazil	BRL	51.00%	51.00%
Projetos Especiais e Investimentos Ltda. (Direct)	Commercialization of equipment and parts	Brazil	BRL	100.00%	100.00%
SFBC Participações Ltda. (Direct)	Packaging production	Brazil	BRL	100.00%	100.00%
Suzano Argentina S.A.U (Direct)	Commercialization of paper and computer materials	Argentina	BRL	100.00%	100.00%
Suzano Austria GmbH. (Direct)	Business office	Austria	BRL	100.00%	100.00%
Suzano Canada Inc. (Direct)	Lignin research and development	Canada	BRL	100.00%	100.00%
Suzano Ecuador S.A.S. (Direct)	Business office	Ecuador	BRL	100.00%	100.00%
Suzano International Finance B.V. (Direct)	Financial fundraising	Netherlands	BRL	100.00%	100.00%
Suzano International Holding B.V. (Direct) (1)	Holding	Netherlands	EUR	100.00%	100.00%
FamPro Tissue Holdings B.V. (Arbex) (Indirect) (1)	Holding	Netherlands	EUR	51.00%
Kimberly-Clark Limited (Indirect) (1)	Industrialization and commercialization of tissue products	United Kingdom	GBP	51.00%
Kimberly-Clark Europe Limited (Indirect) (1)	Holding, industrialization and comercialization of tissue products	United Kingdom	EUR	51.00%
FamPro Tissue Finance Co Limited (Indirect) (1)	Financial fundraising	United Kingdom	EUR	51.00%
FamPro Tissue Argentina S.R.L. (Indirect) (1)	Commercialization of tissue	Argentina	ARS	51.00%
3-102-947126 S.R.L. (Indirect) (1)	Commercialization of tissue	Costa Rica	CRC	51.00%
3-102-946801 S.R.L. (Indirect) (1)	Commercialization of tissue products, business office	Costa Rica	CRC	51.00%
FamPro Tissue El Salvador Ltda. de C.V. (Indirect) (1)	Industrialization and commercialization of tissue products	El Salvador	USD	51.00%
IFP Guatemala, Comm of Prod Ltda. (Indirect) (1)	Commercialization of tissue products	Guatemala	GTQ	51.00%
FamPro Tissue Panama S. de R.L. (Indirect) (1)	Commercialization of tissue products	Panama	USD	51.00%
FamPro Tissue Peru S.R.L. (Indirect) (1)	Industrialization and commercialization of tissue products	Peru	PEN	51.00%
FamPro Tissue Chile SpA (Indirect) (1)	Commercialization of tissue products	Chile	CLP	51.00%
Colpapel Tissue S.A.S. (Indirect) (1)	Industrialization and commercialization of tissue products	Colombia	COP	51.00%
FamPro Tissue Ecuador CIA. LTDA. (Indirect) (1)	Commercialization of tissue products	Ecuador	USD	51.00%
FamPro Tissue Honduras S.deR.L.de C.V. (Indirect) (1)	Commercialization of tissue products	Honduras	HNL	51.00%
FamPro Tissue Austria GmbH (Indirect) (1)	Commercialization of tissue products	Austria	EUR	51.00%
FamPro Tissue Belgium B.V. (Indirect) (1)	Commercialization of tissue products	Belgium	EUR	51.00%
FamPro Tissue Czech Republic s.r.o. (Indirect) (1)	Commercialization of tissue products	Czechia	EUR	51.00%
Kimberly-Clark SAS (Indirect) (1)	Industrialization and commercialization of tissue products	France	EUR	51.00%
FamPro Tissue Germany GmbH (Indirect) (1)	Industrialization and commercialization of tissue products	Germany	EUR	51.00%
FamPro Tissue Israel (Indirect) (1)	Industrialization and commercialization of tissue products	Israel	ILS	51.00%
Kimberly-Clark S.R.L. (Indirect) (1)	Industrialization and commercialization of tissue products	Italy	EUR	51.00%
FamPro Tissue Netherlands B.V. (Indirect) (1)	Commercialization of tissue products	Netherlands	EUR	51.00%
FamPro Tissue Poland sp. z.o.o. (Indirect) (1)	Commercialization of tissue products, business office	Poland	PLN	51.00%

9

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

				% equity interest
Entity/Type of investment	Main activity	Country	Functional Currency	09/30/2026	12/31/2025
FamPro Tissue Portugal, Unipessoal Lda. (Indirect) (1)	Commercialization of tissue products	Portugal	EUR	51.00%
FamPro Tissue South Africa (Pty) Ltd. (Indirect) (1)	Industrialization and commercialization of tissue products	South Africa	ZAR	51.00%
FamPro Tissue Spain, S.L.U. (Indirect) (1)	Industrialization and commercialization of tissue products	Spain	EUR	51.00%
FamPro Tissue Switzerland GmbH (Indirect) (1)	Commercialization of tissue products	Switzerland	CHF	51.00%
Kimberly-Clark IFP ANZ Pty. Limited (Indirect) (1)	Industrialization and commercialization of tissue products	Australia	AUD	51.00%
SK IFP Singapore Pte. Ltd. (Indirect) (1)	Commercialization of tissue products	Singapore	SGD	51.00%
SK IFP (Hong Kong) Limited (Indirect) (1)	Commercialization of tissue products	Hong Kong	HKD	51.00%
FamPro Tissue Malaysia Sdn. Bhd. (Indirect) (1)	Industrialization and commercialization of tissue products	Malaysia	MYR	51.00%
JV FamPro Tissue Malaysia Sdn. Bhd. (Indirect) (1)	Commercialization of tissue products, business office	Malaysia	MYR	51.00%
SK (Shanghai) Paper Technology Co., Ltd. (Indirect) (1)	Commercialization of tissue products	China	CNY	51.00%
SK Corporation (Indirect) (1)	Industrialization and commercialization of tissue products	Taiwan	TWD	51.00%
KC Europe Ltd (Taiwan Branch) (Indirect) (1)	Commercialization of tissue products	Taiwan	TWD	51.00%
Taiwan Scott Paper Company (Indirect) (1)	Industrialization and commercialization of tissue products	Taiwan	TWD	51.00%
KC Hygiene Prod. Private Ltd. (Indirect) (1)	Commercialization of tissue products	India	INR	51.00%
P.T. Kimberly-Clark Indonesia (Indirect) (1)	Commercialization of tissue products	Indonesia	IDR	51.00%
FamPro Tissue Philippines Inc. (Indirect) (1)	Commercialization of tissue products	Philippines	PHP	51.00%
Kimberly – Clark Thailand Limited (Indirect) (1)	Industrialization and commercialization of tissue products	Thailand	THB	51.00%
KC Manufacturing (Thailand) Limited (Indirect) (1)	Industrialization and commercialization of tissue products	Thailand	THB	51.00%
SK (Shanghai) Paper Technology Co., Ltd. (Beijing Branch) (Indirect) (1)	Commercialization of tissue products	China	CNY	51.00%
SK (Shanghai) Paper Technology Co., Ltd. (Guangzhou Branch) (Indirect) (1)	Commercialization of tissue products	China	CNY	51.00%
SK (Shanghai) Paper Technology Co., Ltd. (Chengdu Branch) (Indirect) (1)	Commercialization of tissue products	China	CNY	51.00%
KC IFP ANZ Pty Ltd (New Zealand Branch) (Indirect) (1)	Commercialization of tissue products	New Zealand	NZD	51.00%
KC Europe Ltd (Puerto Rico Branch) (Indirect) (1)	Commercialization of tissue products	Puerto Rico	USD	51.00%
KC Europe Ltd (Dominican Republic branch) (Indirect) (1)	Commercialization of tissue products	Dominican Republic	DOP	51.00%
Arbex Brasil Ltda. (Indirect) (1)	Business office	Brazil	BRL	51.00%
Suzano International Trade GmbH. (Direct)	Business office	Austria	BRL	100.00%	100.00%
Suzano Packaging LLC (Indirect)	Production of coated and uncoated paperboard, used in the production of Liquid Packaging Board and Cupstock	United States of America	USD	100.00%	100.00%
Suzano Material Technology Development Ltd. (Direct)	Biotechnology research and development	China	BRL	100.00%	100.00%
Suzano Netherlands B.V. (Direct)	Financial fundraising	Netherlands	BRL	100.00%	100.00%
Suzano Operações Industriais e Florestais S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	BRL	100.00%	100.00%
Suzano Pulp and Paper America Inc. (Direct)	Business office	United States of America	BRL	100.00%	100.00%
Suzano Pulp and Paper Europe S.A. (Direct)	Business office	Switzerland	BRL	100.00%	100.00%
Suzano Shanghai Ltda. (Direct)	Business office	China	BRL	100.00%	100.00%
Suzano Shanghai Trading Ltda. (Direct) (2)	Business office	China	BRL		100.00%
Suzano Singapura Pte. Ltda. (Direct)	Business office	Singapore	BRL	100.00%	100.00%
Suzano Trading International KFT(Direct)	Business office	Hungary	BRL	100.00%	100.00%
Suzano Ventures LLC (Direct)	Corporate venture capital	United States of America	BRL	100.00%	100.00%

Joint operation
Veracel Celulose S.A. (Direct)	Industrialization, commercialization and exporting of pulp	Brazil	BRL	50.00%	50.00%

Equity
Allotrope Energy Ltd (Indirect)	Research and development of battery technology based on carbon derived from lignin biomass	England	USD	19.72%	20.00%
Biomas Serviços Ambientais, Restauração e Carbono S.A. (Direct)	Restoration, conservation and preservation of forests	Brazil	BRL	16.66%	16.66%
Muçununga Serviços Ambientais, Restauração e Carbono Ltda. (Indirect)	Restoration, conservation and preservation of forests	Brazil	BRL	8.33%	8.33%
Ibema Companhia Brasileira de Papel (Direct)	Industrialization and commercialization of paperboard	Brazil	BRL	49.90%	49.90%

10

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

				% equity interest
Entity/Type of investment	Main activity	Country	Functional Currency	09/30/2026	12/31/2025
Simplifyber, Inc. (Indirect)	Production of consumer goods through the transformation of cellulose-based liquids	United States of America	USD	15.52%	14.20%
Spinnova Plc. (Direct) (“Spinnova”)	Research of sustainable raw materials for the textile industry	Finland	EUR	18.75%	18.76%
Woodspin Oy (Direct/Indirect) (“Woodspin”) (3)	Development and production of cellulose-based fibers, yarns and textile filaments	Finland	EUR	18.75%	18.76%
Spinnova Refining Oy (Indirect) (3)	Industrialization and commercialization of cellulose, microfiber cellulose and paper	Finland	EUR	18.75%	18.76%

Fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A. (Indirect)	Software solutions based on artificial intelligence and computer vision for agribusiness	Brazil	BRL	4.58%	5.82%
Celluforce Inc. (Direct)	Nanocrystalline pulp research and development	Canada	CAD	8.28%	8.28%
Lenzing Aktiengesellschaft (Indirect)	Production of wood-based cellulose fibers	Austria	EUR	15.00%	15.00%
Nfinite Nanotechnology Inc. (Indirect)	Research and development of smart nanocoatings	Canada	USD	5.40%	4.90%
(1)On July 1, 2026, the Company completed the acquisition of Arbex, as further detailed in Note 1.2.1. The other indirect entities listed subsequently, which came to present a 51% ownership interest in the quarter ended September 30, 2026, refer to the subsidiaries consolidated as a result of this transaction.
(2)On June 29, 2026, the Company completed the liquidation of Suzano Shanghai Trading Ltd.
(3)On October 3, 2025, the transaction with Spinnova Plc was completed, involving the transfer of the Company’s interest in Woodspin Oy and Suzano Finland Oy. Following the transaction, Suzano Finland Oy was renamed Spinnova Refining Oy, and Spinnova became the sole owner (100%) of both entities. The Company, in turn, retained an indirect interest in these companies.

1.2 Major events in the period
1.2.1 Acquisition of an interest in a global Consumer Goods (tissue) business
On July 1, 2026, following the satisfaction of the applicable conditions precedent and the receipt of the required approvals, the Company, through its wholly owned subsidiary Suzano International Holding B.V., completed the acquisition of 51% of the share capital of FamPro Tissue Holdings B.V. ("Arbex"), thereby obtaining exclusive control of the entity as of that date. The Company also acquired a call option (“Call Option”) over the remaining 49% interest held by Kimberly-Clark ("K-C"), which is exercisable at Suzano’s sole discretion from the third anniversary of the execution date of the agreement. The transaction is aligned with the Company’s strategy to expand its operations in the consumer goods segment and strengthen its presence in the global tissue market through the incorporation of complementary operations, brands, production capabilities and distribution channels.
The acquisition comprises K-C’s global consumer goods business related to the manufacturing, marketing, distribution and sale of tissue products in certain jurisdictions across the Americas, Europe, Asia, South Africa and Oceania, excluding North America. The transaction includes 22 production facilities located in 14 countries, as well as the transfer of certain regional brands and the royalty-free licensing of K-C’s global brands to Arbex in the regions covered by the transaction.
As a result of the acquisition, the Consumer Goods business became relevant in the context of the Company’s consolidated operations and has operating and economic characteristics that are distinct from those of the Company’s other businesses. Accordingly, considering its increased significance, the business began to be presented separately as a reportable operating segment. Additional information on the criteria used to identify, measure and reconcile the operating segments is presented in Note 5.
The total consideration paid in the transaction amounted to US$1,293 million (equivalent to R$6,717 million) as of the acquisition date.

11

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

Acquisition-related costs incurred in connection with the business combination totaled R$378,293 (R$295,867 in 2026 and R$82,426 in 2025) and were recognized as expenses in profit or loss for the respective periods under general and administrative expenses.
Arbex has been consolidated prospectively from July 1, 2026. During the three-month period ended September 30, 2026 , Arbex contributed R$4,212,359 to consolidated net revenue and a net loss of R$67,246, of which R$238,623 was attributable to the acquiree's net income for the quarter and R$(305,870) related to the amortization of the net fair value adjustments recognized in the purchase price allocation.
If the acquisition had occurred on January 1, 2026, the acquiree's pro forma contribution to the Company's consolidated results would have amounted to pro forma net revenue of R$12,676,116 and pro forma net income of R$160,754 for the nine-month period ended September 30, 2026. This unaudited pro forma financial information was derived from the simple aggregation of the acquiree's results and does not necessarily represent the results that would have been achieved had the acquisition occurred on January 1, 2026. For purposes of preparing this pro forma information, the amortization of the fair value adjustments arising from the business combination was considered only from July 1, 2026 onward.
The preliminary allocation of the fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date, recognized in the purchase price allocation process and incorporated into Suzano's consolidated financial statements from the acquisition date, is presented below.

12

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

Acquisition-date fair value
Assets
Current
Cash and cash equivalents	2,068
Inventories	2,432
Trade accounts receivable	3,465
Total current assets	7,965

Non-current
Deferred taxes	852
Property, plant and equipment	12,411
Right of use	384
Intangible	2,852
Other assets	218
Goodwill	1,730
Total non-current assets	18,447
TOTAL ASSETS	26,412

Liabilities
Current
Trade accounts payable	3,564
Lease liabilities	104
Tax liabilities	114
Accrued employee compensation	360
Other liabilities	1,235
Total current liabilities	5,377

Non-current
Loans, financing and debentures	6,904
Lease liabilities	281
Employee-related obligations	125
Net deferred tax liabilities	1,886
Other liabilities	249
Total non-current liabilities	9,445
TOTAL LIABILITIES	14,822

SHAREHOLDERS’ EQUITY	11,590

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	26,412

13

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

The acquisition was accounted for as a business combination in accordance with IFRS 3. The preliminary allocation of the consideration transferred to the identifiable assets acquired and liabilities assumed is presented below:

(amounts expressed in millions of Brazilian reais)
Carrying amount of net assets	5,143

Fair value adjustments
Inventories (1)	286
Property, plant and equipment (2)	5,465
Trademarks and patents (3)	634
Deferred taxes, net (4)	(1,668)

Goodwill (5)	1,730

Fair value of net identifiable assets	11,590
Acquired interest (51%)	5,912
Non-controlling interest (49%)	5,678

Consideration transferred	6,717
Acquisition cost of the call option (6)	(805)
Total consideration transferred in the business combination	5,912
(1)Calculated considering the balance of finished goods based on selling price, net of selling expenses.
(2)Measured based on the analysis of market data from comparable transactions and on cost quantification, derived from the estimated replacement or reproduction cost of the assets.
(3)Other assets include trademark licensing, measured based on projected revenues from products under the valued brands, in accordance with the Relief from Royalty methodology.
(4)Represents the net deferred income tax and social contribution effect recognized on the temporary differences arising from the fair value adjustments to inventories, property, plant and equipment, and trademarks and patents identified in the acquisition.
(5)Goodwill arising from the acquisition is primarily attributable to the expected synergies from the business combination, Arbex's future profitability potential, and other economic benefits that do not individually meet the criteria for separate recognition as identifiable intangible assets. The non-controlling interest was measured at fair value as of the acquisition date. As a result of this accounting policy election, the goodwill recognized reflects the amount attributable to both the controlling and non-controlling shareholders of the acquiree.
(6)The Share Purchase Agreement includes a call option granting the Company the right, but not the obligation, to acquire the entire remaining 49% equity interest in Arbex held by Kimberly-Clark, subject to the contractual terms and conditions. The fair value of the option was estimated using a Monte Carlo simulation model, which considered prospective scenarios for the investee's value and projected EBITDA through the exercise date, as well as assumptions related to volatility, the risk-free rate and contractual adjustments applicable to the determination of the exercise price. The resulting amount was recognized as a separate component of the consideration transferred in the transaction.
The amounts assigned are preliminary and may be adjusted during the measurement period prescribed by the applicable standard, as the Company completes additional valuation procedures and obtains new information about facts and circumstances that existed as of the acquisition date.

1.2.2 Middle East Crisis
The Company continuously monitors the scenario of geopolitical instability in the Middle East and assesses its potential impacts on the macroeconomic environment, the markets in which it operates, and its operations.

14

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

The Company has employees and facilities in Israel and has been closely monitoring the local situation, adopting security measures and operational protocols in line with the guidance of the competent authorities.
As of the date these consolidated interim financial information were prepared, no material impacts have been identified on the supply of raw materials, logistics, or customer service. The main effects observed relate to increased volatility in energy and commodity costs, which have been managed through the Company’s customary risk mitigation mechanisms.
Based on the analyses conducted to date, Management considers that there is no evidence of material operational or financial impacts on the Company as of September 30, 2026; however, this assessment may be revised as the situation evolves.
2 BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL INFORMATION
The Company’s unaudited condensed consolidated interim financial information, for the three and nine-month period ended September 30, 2026, are prepared in compliance with the international accounting standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information used by Management in the performance of its duties.
The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies, when applicable, were also expressed in thousands, unless otherwise stated.
The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt policies in the process of applying accounting practices that affect the disclosed amounts of revenues, expenses, assets and liabilities, including the disclosure of contingent liabilities assumed. However, the uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.
The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2025 (Note 3.2.19). For the nine-month period ended September 30, 2026, there were no changes in these judgments, estimates and assumptions compared to disclosed on December 31, 2025.
The unaudited condensed consolidated interim financial information was prepared on historical cost basis, except for the following material items recognized:
(i)Derivative and non-derivative financial instruments measured at fair value;
(ii)Share-based payments and employee benefits measured at fair value; and
(iii)Biological assets measured at fair value;
The unaudited condensed consolidated interim financial information has been prepared under the assumption that no material uncertainties exist with respect to events or conditions that may cast significant doubt regarding the Company's capacity to continue operating as going concern.

15

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

3 SUMMARY OF MATERIAL ACCOUNTING POLICIES
The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its subsidiaries on the same base date, except for associates Biomas, Simplifyber and Spinnova, as well as in accordance with consistent accounting policies and practices.
The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2025, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.
The accounting policies have been consistently applied to all consolidated companies.
There were no changes on such policies and estimates calculation methodologies, except for the new accounting policies presented in Note 3.1, adopted as of January 1, 2026 which were disclosed in the annual financial statements of December 31, 2025, and for the accounting policy updates presented in Note 3.2, adopted as of July 1, 2026, as a result of the acquisition of Arbex.
3.1 New accounting policies and changes in accounting policies adopted
The new standards and interpretations issued, until the issuance of the Company’s unaudited condensed consolidated interim financial information, are described below.
3.1.1 Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments (applicable for annual on/or after January 1, 2026)
On 30 May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
The Company assessed the content of this pronouncement and did not identify any impacts.
3.2 Accounting policies updated in 2026 as a result of the Arbex acquisition
As a result of the acquisition of Arbex and the incorporation of new operations into Suzano's consolidated operations, the Company introduced or updated certain accounting policies in 2026. The changes relate to:
(i) Translation of financial statements into the functional and presentation currency: the inclusion of Arbex among the foreign subsidiaries whose functional currency is not the Brazilian Real. Arbex’s functional currency is the Euro.

16

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

Additionally, Arbex's investees have different functional currencies, determined based on the primary economic environment in each jurisdiction in which they operate. For consolidation purposes, their financial statements are translated into the Suzano consolidated financial statements' presentation currency in accordance with the applicable accounting standards.
(ii) Segment information: as a result of the acquisition of Arbex's operations, the Consumer Goods segment became significant for segment reporting purposes and is now reported in addition to the Pulp and Paper and Packaging segments previously disclosed (Note 5).
(iii) Financial instruments: the Company supplemented its financial instruments policy to include the criteria applicable to the recognition, measurement and disclosure of financial instruments designated in hedge accounting relationships, in line with the risk management strategies adopted by Suzano. This addition reflects the need to appropriately account for certain hedging transactions entered into by Arbex and does not represent a change in the Company’s financial risk management objectives (Note 4.5.4).
(iv) Material accounting judgments, estimates and assumptions: business combinations have become a matter subject to critical judgments and estimates. The measurement of the fair value of acquired assets and assumed liabilities, as well as the determination of goodwill, involves significant assumptions and the use of information available at the acquisition date. Changes in these assumptions or new information obtained during the measurement period may result in adjustments to the amounts initially recognized (Note 1.2.1).
All other accounting policies remain consistent with those disclosed in the financial statements as of December 31, 2025.

4 FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
4.1 Financial risks management
4.1.1 Overview
In the nine-month period ended September 30, 2026, there were no transfers of financial instruments between Levels 1, 2 and 3 of the fair value hierarchy and there were no significant changes in the financial risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2025 (Note 4), except for those mentioned in Note 3.2.
The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedging policy.
4.1.2 Classification
All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

17

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

	Note	09/30/2026	12/31/2025
Assets
Amortized cost
Cash and cash equivalents	9	13,406,218	15,179,753
Trade accounts receivable	11	8,469,460	6,560,607
Other assets (1)		1,079,301	595,069
		22,954,979	22,335,429
Fair value through other comprehensive income
Investments (2)	18.1	743,848	901,181
		743,848	901,181
Fair value through profit or loss
Derivative financial instruments (3)	4.5.1	13,156,135	9,571,661
Marketable securities (4)	10	8,151,855	10,252,454
Call option (5)	1.2.1	803,040
		22,111,030	19,824,115
		45,809,857	43,060,725
Liabilities
Amortized cost
Trade accounts payable	21	8,728,141	5,141,386
Loans, financing and debentures	22.1	97,842,847	94,801,257
Lease liabilities	23.2	7,127,247	6,929,890
Dividends payable		7,351	1,393,121
Other liabilities (1)		393,944	236,724
		114,099,530	108,502,378
Fair value through other comprehensive income
Derivative financial instruments (3)	4.5.1	15,244
		15,244
Fair value through profit or loss
Derivative financial instruments (3)	4.5.1	7,512,705	9,341,349
		7,512,705	9,341,349
		121,627,479	117,843,727
		75,817,622	74,783,002
(1)Includes only items classified as financial instruments.
(2)Investments in publicly traded companies are classified as Level 1 in the fair value hierarchy and total R$711,601 as of September 30, 2026 (R$865,986 as of December 31, 2025). Investments in privately held companies are classified as Level 3 and total R$32,247 as of September 30, 2026 (R$35,195 as of December 31, 2025).
(3)Financial instruments classified as Level 2 in the fair value hierarchy.
(4)Government securities are financial instruments classified as Level 1 in the fair value hierarchy and total R$ 1,344,419 as of September 30, 2026 (R$1,274,439 as of December 31, 2025). Private securities, investment funds, and other financial investments are classified as Level 2 in the fair value hierarchy and total R$ 6,807,436 as of September 30, 2026 (R$8,978,015 as of December 31, 2025).
(5)Refers to the call option over the remaining equity interest held by non-controlling shareholders, associated with the transaction described in Note 1.2.1 and classified within Level 3 of the fair value hierarchy. The fair value of the option was estimated using a Monte Carlo simulation model, which considered prospective scenarios for the value of the investee, taking into account assumptions related to projected EBITDA, volatility, the risk-free rate, and the contractual adjustments contemplated in determining the exercise price. The measurement is sensitive, among other factors, to the discount rate applied in the valuation model, which may be affected by changes in macroeconomic conditions, perceptions of business risk, and the cost of capital required by market participants. Considering an isolated 1 percentage point change in this rate, with all other assumptions held constant, the fair value of the option would be impacted by R$77,141.

18

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

4.1.3 Fair value of loans and financing
The estimated fair values of loans and financing are set forth below:

	Yield used to discount/methodology	09/30/2026	12/31/2025
Quoted in the secondary market
In foreign currency
Bonds (1)	Secondary Market	37,233,909	42,223,976
Estimated present value
In foreign currency
Export credits (“Prepayment”)	SOFR	16,571,351	18,404,795
Assets Financing	SOFR	193,395	277,172
IFC - International Finance Corporation	SOFR	5,372,365	5,442,675
ECA - Export Credit Agency	SOFR	1,864,955	1,979,202
Panda Bonds - CNY	Fixed	1,976,248	1,964,329
Term Loan Syndicated Facility	EURIBOR	6,818,702
In local currency
BNDES – TJLP	DI 1	32,489	95,167
BNDES – TLP	DI 1	4,211,994	4,193,766
BNDES – Fixed	DI 1	61,115
BNDES – TR	DI 1	85,261	90,356
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	69,750	547,000
BNDES – UMBNDES	DI 1	34,580	253,500
Assets Financing	DI 1	39,066	49,911
Debentures	DI 1/IPCA	11,397,761	10,873,596
NCE (“Export Credit Notes”)	DI 1	107,926	105,865
NCR (“Rural Credit Notes”)	DI 1	5,580,245	5,520,478
CPR ("Rural Product Notes")	DI 1	3,035,723	1,472,697
ECO INVEST – Agroindustrial Credit	DI 1	451,266	334,422
		95,138,101	93,828,907
(1) The fair value presented in the Financial Statements as of December 31, 2025 did not include one of the 2029 Bond series, in the amount of R$ 5,568,313. Considering the inclusion of this amount, the fair value previously reported as of December 31,2025, in the amount of R$ 36,655,663, was revised to R$ 42,223,976.
The book values of loans and financing are disclosed in Note 22.1.
Management considers that, for its other financial assets and liabilities measured at amortized cost, their book values approximate their fair values, and therefore the fair value information is not being presented.
4.2 Liquidity risk management
As disclosed in the financial statements for the year ended December 31, 2025 (Note 4), the Company’s purpose is to maintain a strong cash and marketable securities position to meet its financial and operating commitments. The amount held in cash is intended to cover the expected outflows in the normal course of its operations, while the cash surplus is generally invested in highly liquid financial investments according to the Cash Management Policy.

19

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

The cash position is monitored by the Company’s Management, by means of management reports and participation in performance meetings with determined frequencies. During the nine-month period ended September 30, 2026, the variations in cash and marketable securities were as expected, and the cash generated from operations was mostly used for investments and debt service.
All derivative financial instruments were traded over the counter and do not require deposit guarantee margins.
The remaining contractual maturities of financial liabilities are presented as of the balance sheet date. The amounts as set forth below consist of undiscounted cash flow, and include interest payments and exchange rate variations, and therefore may not reconcile with the amounts disclosed in the balance sheet.

						09/30/2026
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	8,728,141	8,728,141	8,728,141
Loans, financing and debentures	97,842,847	133,508,868	7,374,277	10,114,333	65,061,024	50,959,234
Lease liabilities	7,127,247	12,004,117	1,638,904	1,347,389	3,323,841	5,693,983
Derivative financial instruments	7,527,949	13,270,486	1,268,117	1,042,840	3,959,783	6,999,746
Dividends payable	7,351	7,351	7,351
Other liabilities	393,944	427,242	172,650	238,424	16,168
	121,627,479	167,946,205	19,189,440	12,742,986	72,360,816	63,652,963

						12/31/2025
	Book value	Undiscounted cash flow	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	5,141,386	5,141,386	5,141,386
Loans, financing and debentures	94,801,257	136,586,565	5,690,098	16,894,643	46,428,491	67,573,333
Lease liabilities	6,929,890	13,281,230	2,761,632	1,235,951	3,161,325	6,122,322
Derivative financial instruments	9,341,349	13,741,567	1,139,273	849,920	3,815,705	7,936,669
Dividends payable	1,393,121	1,393,121	1,393,121
Other liabilities	236,724	256,992	69,458	111,323	76,211
	117,843,727	170,400,861	16,194,968	19,091,837	53,481,732	81,632,324
4.3 Credit risk management
In the nine-month period ended September 30, 2026, there were no significant changes in the credit risk management policies compared to those disclosed in the annual financial statements for the year ended of December 31, 2025 (Note 4).
4.4 Market risk management
In the nine-month period ended September 30, 2026, there were no significant changes in the market risk management policies and procedures compared to those disclosed in the annual financial statements for the year ended December 31, 2025 (Note 4).

20

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

4.4.1 Exchange rate risk management
As disclosed in the financial statements for the year ended December 31, 2025 (Note 4), the Company enters into US$ selling transactions in the futures markets, including strategies involving options, to ensure attractive levels of operating margins for a portion of revenue. Such transactions are limited to a percentage of the net surplus foreign currency over a 36-month time horizon and therefore, are matched to the availability of currency for sale in the short term.
Additionally, the Company enters into derivative financial instruments linked to other currencies in order to align the foreign exchange index of its debt with the currency in which it generates cash flows, in accordance with its financial risk management policies. The assets and liabilities exposed to foreign currency risk, are presented below:

	Sensitivity analysis Exchange rate risk (Effect on profit or loss)
	Base value Probable 09/30/2026	Possible (25%)	Remote (50%)
Cash and cash equivalents	8,575,216	(2,143,804)	(4,287,608)
Marketable securities	271,405	(67,851)	(135,703)
Trade accounts receivable	6,650,540	(1,662,635)	(3,325,270)
Trade accounts payable	(4,465,489)	(1,116,372)	(2,232,745)
Loans and financing	(70,939,688)	(17,734,922)	(35,469,844)
Other liabilities	(46,252)	(11,563)	(23,126)
Derivative financial instruments
Derivative options	3,013,886	(4,321,580)	(8,588,587)
Derivative swaps	1,855,586	(3,741,488)	(7,441,409)
Derivative Non-Deliverable Forward (‘NDF’) Contracts	8,423	(146,150)	(293,534)
Embedded derivatives	210,360	(152,255)	(304,509)
Commodity derivatives	328,911	(82,259)	(164,493)
Forward contracts	24,893	(120,439)	(240,878)
For market risk analysis, the Company uses scenarios to evaluate both its asset and liability positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the conversion into Brazilian Reais on the balance sheet date. For the calculation of the mark-to-market (“MtM”) price, the exchange rate of the last business day of the period is used.
This analysis below assumes that all other variables, particularly the interest rates, remain constant. The other scenarios considered the variation of the Brazilian Real against the US$ by 25% and 50%, before taxes, based on the base scenario on September 30, 2026.
4.4.2 Interest rate risk management
Fluctuations in interest rates could increase or reduce the costs of new loans and existing contracted operations.
The Company is constantly looking for alternatives for the use of financial instruments in order to avoid negative impacts on its cash flow due to fluctuations in interest rates in Brazil or abroad.

21

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

	Sensitivity analysis Interest rate risk (Effect on profit or loss)
	Base value Probable 09/30/2026	Possible (25%)	Remote (50%)
CDI/SELIC
Cash and cash equivalents	2,829,959	(96,572)	(193,145)
Marketable securities	5,489,681	(187,335)	(374,671)
Loans and financing	8,182,406	(279,225)	(558,449)
Derivative financial instruments
Derivative options	3,013,886	(495,011)	(949,434)
Derivative swaps	1,855,585	(512,489)	(924,836)
TJLP
Loans and financing	34,960	(799)	(1,598)
IPCA
Marketable securities	1,344,419	(15,394)	(30,787)
Loans and financing	14,926,206	(170,905)	(341,810)
SOFR
Loans and financing	22,631,659	(220,659)	(441,317)
Derivative swaps	1,812,582	(154,070)	(301,271)
EURIBOR
Loans and financing	6,831,051	(44,692)	(89,384)
For its market risk analysis, the Company uses scenarios to evaluate the sensitivity of changes in operations impacted by the following rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Long Term Rate ("TLP"), Special System for Settlement and Custody (“SELIC”), SOFR and EURIBOR, which could impact the results. The probable scenario represents the amounts already booked, as they reflect Management’s best estimates.
This analysis assumes that all other variables, particularly exchange rates, will remain constant. The other scenarios considered an exposure of 25% and 50% in market interest rates before taxes.
4.4.2.1 Sensitivity analysis to changes in the consumer price indices of the US economy
For the measurement of the probable scenario, the United States Consumer Price Index (“US-CPI”) was considered on September 30, 2026. The probable scenario was extrapolated considering an appreciation of 25% and 50% in the US-CPI to define the possible and remote scenarios, respectively.
The following table sets out the possible impacts, assuming these scenarios in absolute amounts:

	09/30/2026
		Effect on profit or loss
	Probable (base value)	Possible (25%)	Remote (50%)

Embedded derivative in a commitment to purchase standing wood, originating from a forest partnership agreement	210,360	(31,615)	(68,057)

22

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

4.4.3 Pulp and commodity price risk management
The Company is primarily exposed to the selling prices of pulp and other commodities in the international market. The dynamics of rising and falling production capacities in the global market and macroeconomic conditions may impact the Company´s operating results.
To manage these exposures, the Company continuously monitors hardwood pulp prices and analyses future trends, updating its projections to support the adoption of preventive measures under a range of market scenarios. There is no sufficiently liquid financial market capable of adequately mitigating the risk associated with a significant portion of the Company’s operations. Hardwood pulp price protection instruments available on the market have low volume and high levels of distortion in price formation.
Another significant exposure relates to international oil prices, reflected in export logistical costs, and indirectly in costs of supplies and services. In such cases, the Company evaluates whether to contract derivative financial instruments to mitigate the risk of price variations in its results, in accordance with the Company's hedging policy.
The Company is also exposed to the risk of fluctuations in electricity market prices as a result of a Virtual Power Purchase Agreement (VPPA). The financial settlement of this agreement is determined based on the difference between the contractually agreed price and the prevailing market price of electricity, reflecting movements in market prices. This exposure is monitored in accordance with the Company's risk management guidelines.
4.5 Derivative financial instruments
The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants and by counterparties.
Details of derivative financial instruments and their respective calculation methodologies are disclosed in the annual financial statements for the year ended December 31, 2025 (Note 4).

23

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

4.5.1 Outstanding derivatives by contract type, including embedded derivatives
The positions of outstanding derivatives are set forth below:

		Notional value (1)		Fair value in R$
	Currency	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Debt hedges
Assets
Swap CDI to Fixed	BRL	12,461,384	8,788,534	2,775,687	2,525,172
Swap SOFR to Fixed	USD	2,330,816	2,400,260	948,548	492,458
Swap IPCA to CDI	BRL	13,945,882	11,059,169	2,069,121	1,549,779
Pre-fixed Swap to CDI	BRL	2,145,863	2,400,000	1,686,589	1,562,789
Swap CDI to SOFR	BRL	3,399,600	3,399,600	808,112	915,431
Swap RMB to Fixed	RMB	2,600,000	2,600,000	597,172	509,116
				8,885,229	7,554,745
Liabilities
Swap CDI to Fixed	USD	2,345,159	1,635,783	(1,724,042)	(2,686,614)
Swap SOFR to Fixed	USD	2,330,816	2,400,260	(460,741)	(400,210)
Swap IPCA to CDI	BRL	12,964,215	10,466,620	(2,491,014)	(2,210,556)
Pre-fixed Swap to CDI	BRL	2,145,863	2,400,000	(1,221,693)	(1,554,427)
Swap CDI to SOFR	USD	660,171	660,171	(688,371)	(1,080,537)
Swap RMB to Fixed	USD	362,736	362,736	(443,782)	(473,828)
				(7,029,643)	(8,406,172)
				1,855,586	(851,427)
Cash flow hedge
Zero Cost Collar (US$ x R$)	USD	4,763,750	6,156,400	3,013,886	979,705
NDF (R$ x US$)	USD	105,000	90,000	8,423	24,355
Forward Contracts	USD	304,000		24,893
				3,047,202	1,004,060
Commodity Hedge and other
Swap US-CPI (standing wood) (2)	USD	148,782	153,342	210,360	112,058
Zero Cost Collar (Brent)	USD	233,655	359,677	328,911	(33,279)
Power purchase agreement (VPPAs) (3)	USD	154,913		186,127
Swap VLSFO/Brent	USD		1,217		(1,100)
				725,398	77,679
				5,628,186	230,312

Current assets	4,108,590	1,556,978
Non-current assets	9,047,545	8,014,683
Current liabilities	(1,192,092)	(1,205,029)
Non-current liabilities	(6,335,857)	(8,136,320)
	5,628,186	230,312
(1)The notional amounts reflect exclusively the remaining months of the hedge and do not include the financial settlements that remain outstanding for the subsequent period.
(2)The embedded derivative refers to a swap contract for the sale of price variations in US$ and US-CPI within the term of a forest partnership with a standing wood supply contract.
(3)Refers to a virtual power purchase agreement (VPPA), under which financial settlement is determined based on the difference between the contractually agreed price and the market price of electricity.

24

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

The variation in the fair values of derivatives on September 30, 2026 compared to the fair values measured on December 31, 2025 are explained substantially by the appreciation of the Brazilian Real against the US$ and by settlements during the period. There were also impacts caused by the variations in the Pre Fixed, Foreign Exchange Coupon and SOFR curves in the operations.
It is important to highlight that the outstanding agreements on September 30, 2026 are over-the-counter market operations, without any type of collateral margin or forced early settlement clause due to variations from market marking.
4.5.2 Fair Value Maturity Schedule (net amounts)

	09/30/2026	12/31/2025
2026	848,821	351,949
2027	2,871,637	674,290
2028	595,737	96,273
2029 onwards	1,311,991	(892,200)
	5,628,186	230,312

4.5.3 Fair value settled amounts
The settled derivatives positions are set forth below:

	09/30/2026	12/31/2025
Cash flow hedge
Zero Cost Collar (US$)	722,045	9,922
NDF (US$)	102,940	(15,388)
NDF (€ x US$)		(26)
Forward Contracts	7,637
	832,622	(5,492)
Commodity Hedge and other
Zero Cost Collar (Brent)	285,428	(712)
	285,428	(712)
Debt hedges
Swap CDI to Fixed (US$)	628,520	408,373
Swap IPCA to CDI (Brazilian Reais)	(434,890)	(321,139)
Swap Pre-Fixed to CDI	(509,820)
Swap RMB to fixed US$		(16,455)
Swap SOFR to SOFR (US$)		1,504
Swap CDI to SOFR (US$)	265,758	212,326
Swap SOFR to Fixed (US$)	67,034	252,250
	16,602	536,859
	1,134,652	530,655

25

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

4.6 Cybersecurity
Suzano has a Public Information Security Policy, which aims to establish guidelines regarding cyber security management and controls at Suzano, seeking to mitigate vulnerabilities, preserve and protect assets, mainly information and personal data, in accordance with current laws, regulations and contractual obligations, covering the confidentiality, integrity, availability, authenticity and legality of information. The Policy establishes responsibilities to avoid damages, which may represent financial impacts, image and reputation, exposure of information, interruption of operations, among other damages due to cyber-attacks.
For the nine-month period ended September 30, 2026, no material incidents associated with cybersecurity were identified that could affect the confidentiality, integrity and/or availability of the systems used by the Company.
4.7 Climate change
In the annual financial statements for the year ended December 31, 2025, the Company disclosed information on the risks and opportunities related to climate change and its sustainability strategy. In the nine-month period ended September 30, 2026, there were no significant changes in these risks. The update, during the period, to the status of sustainability targets linked to financial instruments—reflecting the achievement of the target for women in leadership positions and the non‑achievement of the GHG emissions intensity target—resulted mainly in the application of a 25‑basis‑point step‑up in the interest rate of the 2031 SLB, from 3.75% to 4.00%, effective June 16, 2026. The water withdrawal intensity target remains under measurement, with verification expected by the end of the 2026 fiscal year.
4.8 Capital management
The main objective is to strengthen the Company’s capital structure, aiming to maintain an appropriate level of financial leverage while mitigating risks that could affect the availability of capital for business development.
The Company continuously monitors significant indicators, such as consolidated financial leverage, which is the ratio of total net debt to adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

26

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

5 SEGMENT INFORMATION
5.1 Criteria for identifying operating segments
The Company’s chief operating decision maker ("CODM"), comprising the Board of Directors and the Board of Statutory Executive Officers, evaluates the performance of the Company’s operating segments based on Adjusted EBITDA.
Until June 30, 2026, the Company reported two operating segments: (i) Pulp; and (ii) Paper and Packaging. As a result of the acquisition described in Note 1.2.1, the Consumer Goods business increased in significance and began to meet the quantitative thresholds for separate disclosure set forth in IFRS 8. Accordingly, beginning on July 1, 2026, Consumer Goods, which had previously been aggregated within the Paper and Packaging segment, has been presented separately as a reportable segment.
The Company’s reportable segments are as follows:
i)Pulp: comprises of the production and sale of hardwood eucalyptus pulp and fluff pulp, mainly to supply the foreign market.
ii)Paper and Packaging: comprises the production and sale of paper and packaging products for domestic and foreign markets.
iii)Consumer Goods (Tissue): comprises the production and sale of personal care and consumer tissue products for domestic and foreign markets.
The information attributed to the Company’s segments are measured consistently with the practices historically adopted by the Company. For purposes of evaluating segment performance, the results of the Pulp segment and the Paper and Packaging segment consider the cost of pulp. In turn, the tail price methodology (market reference price) is used specifically for transactions involving the transfer of pulp to the Consumer Goods (Tissue) segment.
As this methodology reflects the manner in which the Company's chief operating decision maker ("CODM") assesses business performance, certain amounts of net sales and cost of sales for the Pulp and Consumer Goods (Tissue) segments differ from those previously presented due to the elimination of intersegment transactions. This change, however, had no impact on the previously reported consolidated amounts.
5.2 Information of operating segments

					09/30/2026
	Pulp (1)	Paper and Packaging (1)	Consumer Goods (1)	Intersegment eliminations (1) (2)	Total
Net sales	27,075,152	6,515,817	6,429,653	(946,529)	39,074,093
Cost of sales	(19,663,237)	(5,143,043)	(5,179,127)	819,125	(29,166,282)

Adjusted EBITDA	13,257,622	950,031	961,675	(210,391)	14,958,937
Adjustments to EBITDA (*)					883,075
Depreciation, depletion and amortization					(9,674,850)
Financial result					5,752,130
Net income before taxes					11,919,292

27

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

					09/30/2025
	Pulp (1)	Paper and Packaging (1)	Consumer Goods (1)	Intersegment eliminations (1) (2)	Total
Net sales	28,522,725	6,937,020	2,115,443	(573,227)	37,001,961
Cost of sales	(18,827,677)	(5,053,379)	(1,483,223)	573,227	(24,791,052)

Adjusted EBITDA	14,492,827	1,400,803	259,858		16,153,488
Adjustments to EBITDA (*)					(823,557)
Depreciation, depletion and amortization					(8,226,217)
Financial result					13,172,959
Net income before taxes					20,276,673

(1)As described in Note 1.2.1, following the acquisition of Arbex and the resulting increase in the financial significance of the Consumer Goods operating segment, the segment became reportable under IFRS 8, Operating Segments. Accordingly, the Consumer Goods segment is now presented separately in the Company’s segment disclosures. The information disclosed for this segment reflects the Tail Price methodology applied to the measurement of transactions involving pulp used in the manufacture of tissue products, based on a market reference price. The comparative segment information has been recast to reflect the separate presentation of this reportable segment and the application of the Tail Price methodology, ensuring consistency and comparability with the presentation adopted in the current period (as originally presented at September 30, 2025: Pulp – net sales – R$27,949,498 | Pulp – cost of sales – R$(18,535,613) | Pulp – adjusted EBITDA – R$14,093,769 | Paper – net sales – R$9,052,463 | Paper – cost of sales – (R$6,255,439) | Paper – adjusted EBITDA – R$2,059,719).
(2)Intersegment eliminations do not represent an operating segment. For the nine-month period ended September 30, 2026, the amounts presented in this column comprise: (i) the elimination of intersegment revenue and corresponding costs; (ii) the elimination of unrealized profits on intersegment transactions; and (iii) reconciliation adjustments arising from the tail-price mechanism. These adjustments impact the allocation of net sales, cost of sales and Adjusted EBITDA across the operating segments and are fully eliminated upon consolidation, with no effect on consolidated results.

	09/30/2026	09/30/2025
(*) Adjustments to EBITDA
Fair Value - Biological Asset	1,157,728	(73,248)
Loss from associates and joint ventures	(33,572)	(268,350)
Impairment of subsidiaries (1)		(88,871)
Income (loss) on disposal and write-off of non-current assets	146,036	(183,356)
(Provision)/Reversals for losses on ICMS credits (note 13.1)	(29,756)	(151,669)
Expenses on Asset Acquisition and Business Combinations (2)	(295,867)	(41,423)
Restructuring expenses (3)	(64,219)	(106)
Others (4)	2,725	(16,534)
	883,075	(823,557)
(1)Refers to the impairment of the investment in the subsidiary Suzano Finland Oy and the joint venture Woodspin Oy, as detailed in Note 18.3.
(2)Acquisition-related costs associated with business combinations, including fees paid to external advisors and professional service providers, such as legal, accounting, valuation and other consulting services, administrative expenses related to acquisition processes, and other costs directly attributable to the execution of such transactions.
(3)Costs incurred directly in connection with restructuring initiatives, including changes to the management, administrative, and organizational structure, and costs associated with the discontinuation of operations.
(4)It includes items with specific, non-cash and exceptional adjustments, such as: i) effective loss of the development contract advance program; (ii) write-off of stacked wood inventory; and (iii) extemporaneous tax credits.

28

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

5.2.1 Net Sales by geographic region

			09/30/2026
	Pulp	Paper and Packaging	Consumer Goods
Geographic Region (1)
Domestic market (Brazil)	1,823,420	3,267,655	2,192,426
Asia and Oceania	12,213,307	26,363	1,124,468
Europe	7,539,584	276,934	2,084,954
North America	4,989,032	2,262,555
South America and Central America	393,414	650,790	875,455
South Africa	116,395	31,520	152,350
Total geographic information	27,075,152	6,515,817	6,429,653

			09/30/2025
	Pulp	Paper and Packaging	Consumer Goods
Geographic Region (1)
Domestic market (Brazil)	1,939,868	3,251,247	2,097,729
Asia and Oceania	13,312,386	30,749
Europe	7,931,962	263,754
North America	4,864,271	2,564,390
South America and Central America	466,587	795,350	17,714
South Africa	7,651	31,530
Total geographic information	28,522,725	6,937,020	2,115,443
(1)Geographic information is presented on the same measurement basis as the segment information regularly reviewed by the Company’s chief operating decision maker (“CODM”). This measurement basis includes intersegment transactions, which are eliminated upon consolidation. Additionally, the comparative information for September 30, 2025, has been recast to incorporate the tail price methodology and the new reportable segment.

5.2.2 Net sales by product

	09/30/2026	09/30/2025
Products
Market pulp (1)	27,075,152	28,522,725
Printing and writing paper	3,844,689	3,870,255
Paperboard	2,646,317	3,036,987
Consumer Goods	6,429,653	2,115,443
Other	24,811	29,778
Intersegment eliminations (2)	(946,529)	(573,227)
	39,074,093	37,001,961
(1)Net sales of fluff pulp represent 0.6% of total net sales, and therefore were included in market pulp net sales. (0.7% as at September 30, 2025).
(2)Intersegment eliminations do not represent an operating segment. For the nine-month period ended September 30, 2026, the amounts presented in this column comprise: (i) the elimination of intersegment revenue and corresponding costs; (ii) the elimination of unrealized profits on intersegment transactions; and (iii) reconciliation adjustments arising from the tail price methodology. These adjustments impact the allocation of net sales, cost of sales and Adjusted EBITDA across the operating segments and are fully eliminated upon consolidation, with no effect on consolidated results. Additionally, the comparative information for September 30, 2025, has been recast to incorporate the tail price methodology and the new reportable segment.

29

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

5.3 Main customers
On September 30, 2026, the Company had 1 (one) customer responsible for 10.80% (11.06% on September 30, 2025) of the net sales of Pulp segment and 1 (one) customer responsible for 16.40% (10.70% on September 30, 2025) of the net sales of the Paper and Packaging segment. In the Consumer Goods (Tissue) segment, no customer represented 10.00% or more of net sales revenue on September 30, 2026 and 2025.
5.4 Goodwill based on expected future profitability
The goodwill based on expected future profitability arising from the business combination was allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGUs”), considering the economic benefits generated by such intangible assets. The allocation of goodwill is set out below:

	09/30/2026	12/31/2025
Pulp	7,897,051	7,897,051
Consumer Goods	2,020,667	290,191
	9,917,718	8,187,242

6 NET SALES

	09/30/2026	09/30/2025
Gross sales	49,865,656	44,717,590
Sales deductions
Returns and cancellations	(162,670)	(102,022)
Discounts and rebates	(8,975,411)	(5,930,234)
	40,727,575	38,685,334
Taxes on sales	(1,653,482)	(1,683,373)
Net sales	39,074,093	37,001,961

30

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

7 INCOME (EXPENSES) BY NATURE

	09/30/2026	09/30/2025
Cost of sales (1)
Personnel expenses	(1,749,978)	(1,655,870)
Costs of raw materials, materials and services	(12,245,087)	(10,193,836)
Logistics cost	(4,773,756)	(4,583,146)
Depreciation, depletion and amortization	(8,858,204)	(7,410,834)
Other	(1,539,257)	(947,366)
	(29,166,282)	(24,791,052)
Selling expenses
Personnel expenses	(264,317)	(281,771)
Services	(195,055)	(184,625)
Logistics cost	(1,225,448)	(1,077,476)
Depreciation and amortization	(737,935)	(727,420)
Other (2)	(348,871)	(171,801)
	(2,771,626)	(2,443,093)
General and administrative expenses
Personnel expenses	(1,463,647)	(1,217,486)
Services	(583,700)	(406,502)
Depreciation and amortization	(135,443)	(95,173)
Other (3)	(202,994)	(266,809)
	(2,385,784)	(1,985,970)
Other operating (expenses) income, net
Results from sales of other products, net	129,171	85,309
Net result on disposal and write-off of non-current assets	146,036	(272,228)
Result on fair value adjustment of biological assets	1,157,728	(73,248)
Depreciation, amortization and other PPA realizations (4)	56,732	7,210
Provision for judicial liabilities	(110,489)	(155,276)
Other operating income, net (5)	71,155	(1,549)
	1,450,333	(409,782)
(1)Includes R$935,616 related to maintenance downtime costing (R$485,199 as at September 30, 2025).
(2)Includes expected credit losses, insurance, materials for use and consumption, travel, accommodation, trade fairs and events.
(3)Includes, substantially corporate expenses, insurance, materials for use and consumption, social programs and donations, travel and accommodation.
(4)Refers, substantially, to the write-off of contingent liabilities assumed in Fibria's PPA as disclosed in note 24.1.
(5)In 2026, this amount primarily relates to the recognition of tax credits pertaining to prior periods.

31

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

8 NET FINANCIAL RESULT

	09/30/2026	09/30/2025
Financial expenses
Interest on loans, financing and debentures (1)	(4,364,050)	(4,194,406)
Premium expenses on early settlements (2)	(204,416)	(89,026)
Amortization of transaction costs	(117,573)	(75,916)
Interest expenses on lease liabilities (3)	(333,734)	(347,320)
Other	(333,900)	(363,271)
	(5,353,673)	(5,069,939)

Financial income
Cash and cash equivalents and marketable securities	1,382,280	1,144,245
Other	137,003	139,962
	1,519,283	1,284,207
Results from derivative financial instruments
Income	9,798,516	9,008,280
Expenses	(3,296,705)	(1,576,658)
	6,501,811	7,431,622
Monetary and exchange rate variations, net
Exchange rate variations on loans, financing and debentures	3,588,489	10,914,087
Leases	144,326	381,893
Other assets and liabilities (4)	(648,106)	(1,768,911)
	3,084,709	9,527,069
Net financial result	5,752,130	13,172,959
(1)Excludes R$50,725 arising from capitalized loan costs (R$205,409 as at September 30, 2025).
(2)R$121,752 related to the costs of early termination of the pre‑approved and undrawn credit facility with Finnvera.
(3)Includes R$201,609 eliminated resulting from the reclassification to the biological assets item for inclusion in the cost of formation (R$200,177 in the Consolidated as of September 30, 2025).
(4)Includes effects of exchange rate variations of trade accounts receivable, trade accounts payable, cash and cash equivalents, marketable securities and others.
9 CASH AND CASH EQUIVALENTS

	Average yield p.a. %		09/30/2026	12/31/2025
Cash and banks (1)	3.71%		9,481,241	9,881,326

Cash equivalents
Local currency
Fixed-term deposits	101.39	% of CDI	2,829,959	3,204,403

Foreign currency
Fixed-term deposits (2)	2.58%		1,095,018	2,094,024
			13,406,218	15,179,753
(1)Refers mainly to investments in foreign currency under the Sweep Account program, which is a remunerated account the balance of which is invested and made available automatically each day.
(2)Refers to Time Deposit investments, with maturities of up to 90 days, which are remunerated bank deposit with a specific maturity period and are subject to an insignificant risk of changes in value.

32

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

10 MARKETABLE SECURITIES

	Average yield p.a. %	09/30/2026	12/31/2025
In local currency
Private funds	97.75% of CDI	541,111	526,526
Private Securities ("CDBs")	101.32% of CDI	4,599,861	7,045,434
Public Securities	IPCA + 6.15%	1,344,419	1,274,439
CDBs - Escrow Account (1)	99.55% of CDI	348,709	319,680
Public Securities - Instituto de Crédito Oficial (ICO)	12.06%	1,031,026	633,428
Other	TR + 6.00%	15,324	25,618
		7,880,450	9,825,125
Foreign currency
Time deposits (2)	4.41%	259,551	421,291
Other		11,854	6,038
		271,405	427,329
		8,151,855	10,252,454

Current		7,781,720	9,932,774
Non-Current		370,135	319,680

(1)Refers to escrow accounts, which will be released only after obtaining the applicable governmental approvals, and pending compliance by the Company with the conditions precedent in transactions involving the sale of rural properties.
(2)Refers to Time Deposit investments, with maturities over 90 days, which are remunerated bank deposits with specific maturity periods.

11 TRADE ACCOUNTS RECEIVABLE
11.1 Breakdown of balances

	09/30/2026	12/31/2025
Domestic customers
Third parties	1,863,668	1,918,437
Related parties (Note 15.1) (1)	55,442	68,209

Foreign customers
Third parties	6,650,540	4,705,509

Expected credit losses (ECL)	(100,190)	(131,548)
	8,469,460	6,560,607
(1)The balance refers to transactions with Ibema Companhia Brasileira de Papel.

33

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

The Company carries out factoring transactions for certain customer receivables where it transfers the control of all risks and rewards related to these receivables to the counterparty, so these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity which can be discontinued at any time without significant impacts on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The decision to assign the receivables is continuously reassessed based on market conditions and the Company's cash flow strategy, meaning that the volume of discounts may vary over time. The impact of these factoring transactions on the accounts receivable as of September 30, 2026, was R$6,672,134 (R$6,616,450 as of December 31, 2025).
11.2 Breakdown of trade accounts receivable by maturity

	09/30/2026	12/31/2025
Current	7,291,657	5,794,713
Overdue
Up to 30 days	599,405	465,967
From 31 to 60 days	286,324	89,398
From 61 to 90 days	37,659	44,305
From 91 to 120 days	45,841	21,225
From 121 to 180 days	88,177	45,072
From 181 days	120,397	99,927
	8,469,460	6,560,607
11.3 Roll-forward of expected credit losses

	09/30/2026	12/31/2025
Opening balance	(131,548)	(30,300)
(Provisions)/Reversals, net	23,920	(119,417)
Write-offs	13,028	16,937
Acquisition of subsidiaries (Note 1.2.1)	(11,783)
Exchange rate variations	6,193	1,232
Closing balance	(100,190)	(131,548)
The Company maintains guarantees for overdue receivables as part of its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

34

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

12 INVENTORIES

	09/30/2026	12/31/2025
Finished goods
Pulp
Domestic	952,428	644,881
Foreign	2,076,329	1,713,394
Paper and Packaging
Domestic	561,076	423,823
Foreign	327,626	507,836
Consumer Goods
Domestic	224,400	163,393
Foreign	1,145,268	163
Work in process	424,991	113,212
Raw materials
Wood	2,233,951	2,267,720
Operating supplies and packaging	1,009,460	1,037,696
Spare parts and other	2,147,469	1,491,820

Estimated losses	(277,483)	(208,091)
	10,825,515	8,155,847
12.1 Roll-forward of estimated losses

	09/30/2026	12/31/2025
Opening balance	(208,091)	(97,934)
(Provisions)/Reversals, net	(72,469)	(141,635)
Write-offs	37,978	31,478
Acquisition of subsidiaries (Note 1.2.1)	(38,481)
Exchange rate variations	3,580
Closing balance	(277,483)	(208,091)
On September 30, 2026 and 2025, there were no inventory items pledged as collateral.

35

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

13 RECOVERABLE TAXES

	09/30/2026	12/31/2025
Income taxes	1,224,415	706,048
PIS/COFINS – operations and property, plant and equipment acquisitions (1)	592,078	696,503
PIS/COFINS – exclusions from ICMS (2)	266,835	324,819
ICMS – on acquisitions of property, plant and equipment (3)	400,503	472,382
ICMS – operations (4)	1,987,637	1,889,151
Reintegra program (5)	82,736	58,790
Other taxes and contributions	69,216	119,406
Provision for loss on ICMS credits (6)	(1,804,870)	(1,775,113)
	2,818,550	2,491,986

Current	2,004,346	1,546,287
Non-current	814,204	945,699
(1)Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is based on the years of depreciation of the corresponding asset.
(2)The Company and its subsidiaries filed lawsuits over the years seeking the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain transactions during various periods from March 1992.
(3)Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a straight-line basis over a four-year period, from the acquisition date, in accordance with the relevant regulation, the ICMS Control on Property, Plant and Equipment (“CIAP”).
(4)ICMS credits accrued due to the volume of exports and credit generated from product import transactions: Credits are concentrated in the States of Espírito Santo, Maranhão, Mato Grosso do Sul e São Paulo, where the Company realizes the credits through the sale of credits to third parties, after approval from the State Ministry of Finance of each State. Credits are also being realized through the consumption of paper and consumer goods transactions in the domestic market.
(5)Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the export chain to taxpayers, to make them more competitive in foreign markets.
(6)Related to provisions for ICMS credit balances that are not probable to be recovered.
13.1 Provision for loss on ICMS credits

		ICMS
	09/30/2026	12/31/2025
Opening balance	(1,775,113)	(1,581,961)
Addition	(164,110)	(374,166)
Reversal (1)	134,353	181,014
Closing balance	(1,804,870)	(1,775,113)
(1)Refers mainly to the reversal of the provision for loss resulting from the recovery of ICMS credits through sale to third parties.
14 ADVANCES TO SUPPLIERS

	09/30/2026	12/31/2025
Advances and forestry programs	3,294,943	2,788,262
Advances to suppliers - others	121,221	76,818
	3,416,164	2,865,080

Current	121,221	76,818
Non-current	3,294,943	2,788,262
In the annual financial statements for the year ended December 31, 2025, the characteristics of the advances were disclosed, which did not change during the nine-month period ended September 30, 2026.

36

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

15 RELATED PARTIES
The Company's commercial and financial transactions with the controlling shareholder and Companies owned by the controlling shareholder Suzano Holding S.A. ("Suzano Group") were carried out in accordance with the corporate governance practices adopted by the Company, as well as those recommended and/or required by the applicable legislation.
The transactions refer mainly to:
Assets: (i) accounts receivable from the sale of Pulp, Paper and Packaging, Consumer Goods and other products; (ii) dividends receivable; (iii) reimbursement for expenses; and (iv) social services;
Liabilities: (i) loan agreements;(ii) reimbursement for expenses; (iii) social services; (iv) real estate consulting; and (v) dividends payable.
Amounts in the statements of income: (i) sale of Pulp, Paper and Packaging, Consumer Goods and other products; (ii) loan charges and exchange variation; (iii) social services and (vi) real estate consulting.
For the nine-month period ended September 30, 2026, there were no material changes in the terms of the agreements, deals and transactions entered into, nor were there any new contracts, agreements or transactions of any different nature entered into between the Company and its related parties, as disclosed in the financial statements for the year ended December 31, 2025.

37

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

15.1 Balances recognized in assets and liabilities and amounts of transactions during the year

	Assets		Liabilities		Sales (purchases), net
	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	09/30/2025
Transactions with majority shareholders
Suzano Holding S.A.	64		(1,718)	(412,146)	(48)	(336)
Controller			(893)	(219,817)
Related persons			(146)	(36,053)
Alden Fundo de Investimento em Ações			(124)	(30,444)
	64		(2,881)	(698,460)	(48)	(336)

Transactions with associates and joint operations
Management	576	914			1,775	375
Bexma Participações Ltda.	23	6	(15)		19	11
Naman Capital Ltda.	35		(2)		52	5
Civelec Participações Ltda.	1,930	2,895
Fundação Arymax	22	5	(4)		18	8
Ibema Companhia Brasileira de Papel (1)	55,442	68,209	(2,039)	(658)	106,996	146,503
Instituto Ecofuturo - Futuro para o Desenvolvimento Sustentável	4	2			(2,474)	(3,730)
IPLF Holding S.A.	2		(2)		3	4
Mabex Representações e Participações Ltda.			(953)	(16)	(3,170)	(1,022)
Nemonorte Imóveis e Participações Ltda.				(7)	(88)	(134)
Woodspin Oy					(321)	625
	58,034	72,031	(3,015)	(681)	102,810	142,645
	58,098	72,031	(5,896)	(699,141)	102,762	142,309

Assets
Trade accounts receivable (Note 11)	55,442	68,209
Other assets	2,656	3,822
Liabilities
Trade accounts payable (Note 21)			(3,015)	(681)
Dividends payable			(2,837)	(698,460)
Other liabilities			(44)
	58,098	72,031	(5,896)	(699,141)

(1)Refers mainly to the sale of pulp.

38

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

15.2 Management compensation
The amounts presented correspond to expenses related to the compensation of key management personnel, including the Board of Directors, the Fiscal Council, and the Statutory Executive Board, recognized in profit or loss on an accrual basis, encompassing the recognition and reversal of related provisions and, therefore, not necessarily reflecting the cash disbursements made during the period.

	09/30/2026	09/30/2025
Short-term benefits
Salary or compensation	27,795	32,767
Direct and indirect benefits	1,119	836
Bonus	11,082	20,149
	39,996	53,752
Long-term benefits
Share-based compensation plan	14,458	45,658
	14,458	45,658
Payroll charges
Payroll charges	12,548	32,429
	12,548	32,429

	67,002	131,839
Short-term benefits include fixed compensation (salaries and fees, vacation pay, mandatory bonus and “13th month’s salary” bonus), payroll charges (Company’s share of contributions to social security – “INSS”) and variable compensation such as profit sharing, bonuses and benefits (health plan, meal voucher, market voucher, life insurance and private pension plan).
Long-term benefits include Phantom Share plans (PS), Performance Shares, and Share Appreciation Rights (SARs) granted to executives and key members of Management, in accordance with the respective plan regulations, as disclosed in Note 26.
(i) The variations are primarily attributable to a reduction in the number of executives, resulting in the recognition of termination benefits and the reversal of previously accrued short-term and long-term employee benefits.
16 INCOME AND SOCIAL CONTRIBUTION TAXES
The Company management believes in the validity of the provisions of international treaties entered by Brazil to avoid double taxation. In order to ensure its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims to exempt the double taxation in Brazil, of profits earned by its subsidiary located in Austria, according to Law No. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the aforementioned lawsuit, the Company decided not to add the profit from Suzano International Trade GmbH, located in Austria, when determining its taxable income and social contribution basis of the net profit of the Company for the nine-month period ended September 30, 2026. There is no provision for tax related to the non-double taxation profits of such subsidiary in 2026.

39

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

16.1 Deferred taxes
16.1.1 Deferred income and social contribution taxes

	09/30/2026	12/31/2025
Tax loss	1,293,293	982,480
Negative tax basis	426,281	381,600

Assets - temporary differences
Provision for judicial liabilities	299,828	269,757
Operating provisions	593,374	559,288
Provisions for other losses	665,947	619,567
Employee benefit plans	327,414	251,990
Exchange rate variations	1,875,215	3,443,822
Business Combination - Goodwill and Fair Value Adjustments	802,887	620,973
Unrealized profit on inventories	304,730	237,740
Leases (2)	519,046	541,431
Tax step-up and other temporary differences in assets (1)	1,034,907
Other Temporary Differences	226,712
	8,369,634	7,908,648

Liabilities - temporary differences
Business Combination - Goodwill and Fair Value Adjustments (1)	3,954,117	2,191,583
Deemed cost, accelerated depreciation, and other assets	3,457,578	2,592,333
Fair value of biological assets	1,544,900	1,425,535
Tax credits	95,775	115,003
Derivatives gains (2)	1,822,724	66,308
Provision of deferred taxes on results of subsidiaries abroad	201,077
Other temporary differences	269,558	13,872
	11,345,729	6,404,634

Non-current assets	946,252	1,504,014
Non-current liabilities	3,922,347
(1)It primarily relates to deferred tax effects arising from the acquisition of Arbex (Note 1.2.1), including the balances incorporated from the acquiree's opening balance sheet at the acquisition date and the deferred taxes recognized as part of the purchase price allocation (PPA) process.

(2)The Company presents a net balance of derivatives and leases, as gains and losses from deferred taxes are offset simultaneously. For the derivatives line, the taxable temporary difference was R$4,473,086 and deductible temporary difference of R$2,650,362 (taxable temporary difference was R$3,065,768 and deductible temporary difference of R$3,001,133 as of December 31, 2025). For the lease line, the taxable temporary difference was R$1,900,211 and deductible temporary difference was R$2,516,524 (taxable temporary difference was R$1,767,605 and deductible temporary difference was R$2,309,036 as of December 31, 2025).

16.1.2 Breakdown of accumulated tax losses and social contribution tax losses carried forward

	09/30/2026	12/31/2025
Tax loss carried forward	5,283,173	3,929,920
Negative tax basis of social contribution carried forward	4,736,456	4,240,000

40

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

16.1.3 Roll-forward of deferred tax

	09/30/2026	12/31/2025
Opening balance	1,504,014	7,971,419
Tax loss	310,813	185,649
Negative tax basis	44,681	74,457
Provision for judicial liabilities	30,071	(55,116)
Operating provisions	(465,987)	12,331
Provisions for other losses	(9,022)	72,325
Employee benefit plans	59,970	657
Exchange rate variation (1)	(1,568,607)	(3,941,212)
Derivative (gains) losses (“MtM”) (1)	(1,756,416)	(2,297,143)
Business Combination - Goodwill and Fair Value Adjustments	(546,815)	(264,327)
Acquisition of subsidiaries (Note 1.2.1)	(1,033,805)
Unrealized profit on inventories	66,990	(301,417)
Provision for Inventory Losses	(47,205)	37,179
Leases	(22,386)	(65,513)
Deemed cost, accelerated depreciation, and other assets	(135,794)	155,673
Fair value of biological assets	(119,365)	(108,440)
Business Combination - Goodwill and Fair Value Adjustments	872,119
Provision of deferred taxes on results of subsidiaries abroad	(201,077)
Tax credits	19,228	22,925
Other temporary differences	22,498	4,567
Closing balance	(2,976,095)	1,504,014
(1) Refers substantially to the effects of the appreciation of the Brazilian real against the U.S. dollar during the period, impacting the measurement of foreign currency-denominated assets and liabilities, as well as derivative instruments contracted to manage foreign exchange exposure.

41

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

16.2 Reconciliation of the effects of income tax and social contribution on profit or loss

	09/30/2026	09/30/2025
Net income (loss) before taxes	11,919,292	20,276,673
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	(4,052,559)	(6,894,069)

Tax effect on permanent differences
Impact of the taxation difference on profit of associates in Brazil and abroad (1)	34,062	(330,497)
Equity method	(10,429)	(41,185)
Credit related to Reintegra Program	8,219	8,645
Director bonuses	(1,308)	(26,950)
Tax incentives (Note 16.3)	161,194	263,762
Other permanent exclusions	144,941	65,139
	(3,715,880)	(6,955,155)
Income tax
Current	(182,605)	(368,239)
Deferred	(2,495,345)	(4,753,737)
	(2,677,950)	(5,121,976)
Social Contribution
Current	(107,175)	(104,203)
Deferred	(930,755)	(1,728,976)
	(1,037,930)	(1,833,179)
Income tax and social contribution result for the period	(3,715,880)	(6,955,155)
(1)The difference in the taxation of subsidiaries is substantially due to the differences between the nominal tax rates in Brazil and those of subsidiaries located abroad.

16.3 Tax incentives
The Company benefits from a tax incentive for partial reduction of the income tax obtained from operations carried out in areas under the jurisdiction of the Northeast Development Superintendence (“SUDENE”) and the Superintendence of Amazon Development (“SUDAM”). The IRPJ reduction incentive is calculated based on the activity profits (exploitation profits) and considers the allocation of the operating profit based on the incentive production levels for each product.

42

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

Area/Regions	Company	Maturity
Northeast Development Superintendence (“SUDENE”)
Aracruz (ES)	Portocel	2030
Aracruz (ES)	Suzano	2031
Imperatriz (MA)	Suzano	2032
Mucuri (BA)	Suzano	2032
São Luís (MA)	Itacel	2033
Eunápolis (BA)	Veracel	2033

Superintendence of Amazon Development (“SUDAM”)
Belém (PA)	Suzano	2034
16.4 OECD PILLAR TWO MODEL RULES
In December 2021, the Organisation for Economic Co-operation and Development (“OECD”) announced the guidelines for the Pillar Two model, aiming for a reform in international corporate taxation to ensure that multinational economic groups, covered by such regulations, contribute an effective minimum tax at a rate of 15% on profits. Each country's effective profit tax rate, as calculated by this model, is called the GloBE (Global Anti-Base Erosion Rules) effective tax rate. In the context of Suzano, compliance with OECD guidelines on international taxation is a strategic priority.
Based on the calculations performed under the GloBE Simplifying Transition Rules (RSGT), there is no impact on the unaudited condensed consolidated interim financial information in relation to this matter.
The Company reaffirms its commitment to tax compliance and will continue to carry out the necessary actions to ensure the proper implementation of the new rule in the jurisdictions where it operates, in line with global best practices and current legislation.
16.5 Uncertainty over income tax treatments
The Company is involved in ongoing administrative and judicial proceedings concerning certain tax treatments adopted in the calculation of income taxes.
The Company assesses the likelihood that such tax treatments will be accepted by the relevant tax authorities, taking into account the applicable legislation, case law, available administrative and judicial precedents, and, when applicable, the opinions of external legal counsel. The measurement of uncertain tax positions reflects Management's best estimate of the expected outcome of these matters.
As of September 30, 2026, the total amount of uncertainties related to income taxes for which the Company considers acceptance of the adopted tax treatment by the tax authorities to be not probable amounted to R$1,858 (R$1,749 as of December 31, 2025). This amount has been fully provisioned and is presented within income tax and social contribution payable.
Additionally, as of September 30, 2026, the total amount of uncertainties related to income taxes for which the Company considers acceptance of the adopted tax treatment to be probable amounted to R$10,338,403 (R$4,559,801 as of December 31, 2025).
The main uncertainties related to income tax treatments for which acceptance is considered probable are described below:

43

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

i.Tax Assessment Notice - Foreign Earnings - Brazil-Austria Tax Treaty (2021): This matter relates to a tax assessment issued by the Brazilian Federal Revenue Service ("RFB"), received in April 2026, seeking the collection of IRPJ and CSLL in the initial amount of R$5,106,344, including interest, based on the alleged failure to tax profits earned by its subsidiary Suzano International Trade GmbH (Austria). The assessment was issued without the imposition of penalties, pursuant to a preliminary injunction granted in a writ of mandamus concerning the application of the Brazil-Austria Tax Treaty. The Company filed an administrative challenge, which is currently awaiting judgment. The estimated exposure as of September 30, 2026 amounted to R$5,255,629.
ii.Tax Assessment Notice - Exchange of Industrial and Forestry Assets (2007): This judicial action seeks to annul an administrative tax proceeding initiated by the RFB for the collection of IRPJ and CSLL based on the alleged realization of an untaxed capital gain arising from the exchange of assets with International Paper ("IP") in February 2007. In December 2012, the Company was assessed by the RFB and, in January 2016, the Administrative Council of Tax Appeals ("CARF"), by the casting vote of its President, ruled against the Company. Following notification of the decision in May 2016 and the exhaustion of administrative remedies, the Company elected to continue disputing the matter in court. The exposure is fully secured by guarantees. The court ruled in favor of the Company, and the matter is currently awaiting judgment of the appeal filed by the National Treasury. In December 2023, pursuant to Article 2 of Law No. 14,689/23, related to Article 25, Paragraph 9-A of Decree No. 70,235/72, the debt certificates were amended to definitively cancel the penalties and related charges. The estimated exposure as of September 30, 2026 amounted to R$2,039,056 (December 31, 2025: R$1,861,899), excluding the canceled penalties.
iii.Tax Assessment Notice - Non-deductible Expenses, Operating Expense Deductions, Foreign Subsidiary Earnings, Goodwill Amortization, Directors' Bonuses and Tax Loss Carryforwards (2019): This administrative proceeding was initiated in October 2023 following tax assessment notices issued against Suzano S.A. concerning fiscal year 2019. The alleged infractions relate to: (i) non-deductible expenses; (ii) improper deduction of operating expenses; (iii) profits earned abroad by a subsidiary; (iv) goodwill amortization; (v) failure to add directors' bonuses to the CSLL tax base; and (vi) tax loss carryforwards and negative CSLL basis. The Company's administrative defense was partially upheld. Subsequently, the Company filed a voluntary appeal, which was partially granted. The Company is currently awaiting formal notification of the decision. The estimated exposure as of September 30, 2026 amounted to R$1,072,144 (December 31, 2025: R$1,008,823).
iv.Tax Assessment Notice - Disallowance of Depreciation, Amortization and Depletion Expenses (2010): In December 2015, the Company was assessed for IRPJ and CSLL based on the alleged non-deductibility of depreciation, amortization and depletion expenses claimed in fiscal year 2010. The Company filed an administrative defense, which was partially upheld. The decision was appealed by the Company in November 2017. The case was converted into an evidentiary proceeding and is currently awaiting completion of the procedures ordered by CARF. The estimated exposure as of September 30, 2026 amounted to R$975,628 (December 31, 2025: R$931,979).
v.Tax Assessment Notice - Recalculation of Foreign Subsidiary Profits (2014-2016): On October 5, 2020, the Company was notified of a tax assessment issued by the RFB seeking IRPJ and CSLL arising from the recalculation of profits earned by its subsidiary Suzano Trading Ltd. during fiscal years 2014, 2015 and 2016. The Company filed an administrative challenge, which was converted into an evidentiary proceeding. Following completion of such procedures, the challenge was partially upheld. The Company subsequently appealed the unfavorable portion of the decision and is awaiting judgment. The estimated exposure as of September 30, 2026 amounted to R$704,007 (December 31, 2025: R$663,188).

44

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

17 BIOLOGICAL ASSETS
The roll-forward of biological assets is as set forth below:

	09/30/2026	12/31/2025
Opening balance	26,097,164	22,283,001
Additions	5,508,253	7,913,483
Depletions	(5,165,606)	(5,352,271)
Transfers		15,233
Gain on fair value adjustments (Note 7)	1,157,728	1,516,458
Disposals	(48,697)	(107,815)
Write-offs	(58,722)	(170,925)
Closing balance	27,490,120	26,097,164
The Company reevaluates, on a semi-annual basis in June and December, the main assumptions used in measuring the fair value of biological assets, which are disclosed in Note 13 of the annual financial statements for the year ended December 31, 2025.
Biological assets are measured at fair value and classified as Level 3 within the fair value hierarchy, due to the use of significant unobservable market assumptions.
The Company manages the financial and climate risks related to its agricultural activities in a preventive manner. To reduce the risks arising from edaphoclimatic factors, the weather is monitored through meteorological stations and, in the event of pests and diseases, our Department of Forestry Research and Development, an area specialized in physiological and phytosanitary aspects, has procedures to diagnose and act rapidly against any occurrences and losses (Note 4.7).
The Company has no biological assets pledged as collateral on September 30, 2026 and December 31, 2025.

45

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

18 INVESTMENTS
18.1 Investments breakdown

	09/30/2026	12/31/2025

Investments in associates and joint ventures	229,074	264,312
Goodwill	29,389	29,384
Other investments evaluated at fair value through other comprehensive income (1)	743,848	901,181
	1,002,311	1,194,877

Investments	1,002,311	1,194,877
	1,002,311	1,194,877
(1) It includes the fair value measurement of Lenzing Aktiengesellschaft. As of September 30, 2026, the carrying amount of the investment was R$711,601 (R$865,986 as of December 31, 2025).

46

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

18.2 Investments in associates and joint ventures

Information of investees as at				Company Participation
			09/30/2026	Carrying amount		In the income (expenses) for the period
	Equity	Income (expenses) of the period	Participation equity (%)	09/30/2026	12/31/2025	09/30/2026	09/30/2025
Associate
Foreign
Ensyn Corporation (1)							(20,213)
Spinnova Plc (2)	139,642	(129,984)	18.75%	26,183	54,391	(24,372)	(40,714)
Simplifyber, Inc.	38,076	(11,406)	15.52%	4,786	7,973	(2,903)	(1,407)
Allotrope Energy Ltd	2,619		19.72%	516	556
				31,485	62,920	(27,275)	(62,334)
Joint ventures
Domestic (Brazil)
Biomas - Serviços Ambientais, Restauração e Carbono Ltda.	15,047	(23,631)	16.66%	2,507	3,945	(3,937)	(4,618)
Ibema Companhia Brasileira de Papel	390,946	(4,729)	49.90%	195,082	197,442	(2,360)	13,410
Foreign
Woodspin Oy (3)							(122,495)
				197,589	201,387	(6,297)	(113,703)

Other investments evaluated at fair value through other comprehensive income
Bem Agro Integração e Desenvolvimento S.A.			4.58%	3,371	3,581
Celluforce Inc.			8.28%	23,566	25,975
Nfinite Nanotechnology Inc.			5.40%	5,310	5,639
Lenzing Aktiengesellschaft			15.00%	711,601	865,986
				743,848	901,181

Goodwill (1)(3)				29,389	29,389		(63,634)
				29,389	29,389		(63,634)

				1,002,311	1,194,877	(33,572)	(239,671)
(1)In November 2025, the Company sold its entire equity interest in Ensyn Corporation, liquidated F&E Technologies LLC, and recognized impairment of the investment in F&E Tecnologia do Brasil S.A., both related to the same technology developed by Ensyn. As of December 31, 2025, as a result of this transaction, the following accounting effects were recognized, which impacted the equity pickup line: (i) R$ (160,462) related to the write-off of Ensyn goodwill; R$ 371 related to the recognition of the provision for losses on investments; and R$9,896 related to the reclassification of other comprehensive income.
(2)The average share price quoted on the Nasdaq First North Growth Market (NFNGM) was EUR0.44 on September 30, 2026 and EUR0.46 on December 31, 2025.
(3)In August 2025, the Company completed the sale of its entire equity interest in Woodspin Oy and Suzano Finland Oy to Spinnova Plc for the symbolic amount of 1 euro each. For the year ended December 31, 2025, as a result of this transaction, the following accounting effects were recognized, which significantly impacted the equity pickup line: R$ (117,447) related to the impairment of the investment, R$ (28,679) related to the obligation to make an additional capital contribution, and R$15,636 related to the realization of other comprehensive income of the joint venture Woodspin Oy; R$ (63,634) related to the write-off of goodwill of the associate Spinnova Plc; and R$ (88,871) related to the impairment of the investment in the subsidiary Suzano Finland Oy.

47

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

19 PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3.44	7.20		19.81
Accumulated cost	16,775,348	13,816,631	62,822,096	3,510,535	1,806,592	98,731,202
Accumulated depreciation		(4,294,038)	(28,541,598)		(909,526)	(33,745,162)
Balances at December 31, 2024	16,775,348	9,522,593	34,280,498	3,510,535	897,066	64,986,040
Additions	3,080	262	649,533	3,880,270	45,681	4,578,826
Write-offs	(64,222)	(54,566)	(152,457)		(154,907)	(426,152)
Depreciation		(434,875)	(4,123,031)		(287,270)	(4,845,176)
Transfers and other	5,980	896,470	3,524,210	(4,626,006)	201,995	2,649
Accumulated cost	16,720,186	14,589,194	66,353,229	2,764,799	1,830,011	102,257,419
Accumulated depreciation		(4,659,310)	(32,174,476)		(1,127,446)	(37,961,232)
Balances at December 31, 2025	16,720,186	9,929,884	34,178,753	2,764,799	702,565	64,296,187
Additions		8,268	248,027	1,981,221	1,952	2,239,468
Acquisition of subsidiaries (Note 1.2.1)	2,060,602	3,294,009	6,533,683	532,717	(10,496)	12,410,515
Write-offs	(60,812)	(3,153)	(21,808)		(2,656)	(88,429)
Depreciation		(388,998)	(3,248,830)		(207,189)	(3,845,017)
Exchange rate variation, net	(5,910)	(10,367)	(27,614)	(3,092)	70	(46,913)
Transfers and other	(1,430)	161,832	2,618,547	(2,933,862)	160,350	5,437
Accumulated cost	18,712,636	20,028,360	85,124,376	2,341,783	1,887,002	128,094,157
Accumulated depreciation		(7,036,885)	(44,843,618)		(1,242,406)	(53,122,909)
Balances at September 30, 2026	18,712,636	12,991,475	40,280,758	2,341,783	644,596	74,971,248
(1)Includes vehicles, furniture and utensils and computer equipment.

On September 30, 2026, the Company evaluated the business, market and climate impacts, and did not identify any material event that indicated the need to perform an impairment test and to record any impairment provision for property, plant and equipment.
19.1 Items pledged as collateral
On September 30, 2026, property, plant and equipment items pledged as collateral, consisting mainly of the units of Ribas do Rio Pardo, Três Lagoas and Imperatriz are set forth below:

	Type of collateral	9/30/2026	12/31/2025
Land	Financial/Legal	25,184	25,562
Buildings	Financial	1,682,093	1,719,004
Machinery, equipment and facilities (1)	Financial	8,222,799	19,437,703
Work in progress	Financial	389,072	339,063
Other	Financial	56,733	48,475
		10,375,881	21,569,807
(1)The Company formalized, on January 30, 2026, the release of the fiduciary collateral over machinery and equipment associated with the Ribas do Rio Pardo pulp mill, previously pledged in favor of HSBC Corporate Trustee Company (UK) Limited, as Security Agent, and Finnish Export Credit Ltd. (FEC), in connection with the financing agreement entered into by the Company with Finnvera, totaling R$10,686,019. Following the termination of the financing agreement, the related assets were fully released from the collateral and any associated encumbrances.

48

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

19.2 Capitalized expenses
For the period ended September 30, 2026, the Company capitalized loan costs in the amount of R$50,725 (R$274,731 as of December 31, 2025). The weighted average interest rate, adjusted by the equalization of the exchange rate effects, utilized to determine the capitalized amount was 12.84% p.a. (13.35% p.a. as of December 31, 2025).
19.3 Asset Retirement Obligation (ARO)
On September 30, 2026, the Company has provisioned the amount of R$68,888 (R$68,681 as of December 31, 2025) arising asset retirement obligation of industrial landfills The corresponding liability is recorded under “Other liabilities,” segregated between current and non-current, according to the expected settlement date.
20 INTANGIBLE
20.1 Goodwill and intangible assets with indefinite useful lives

	09/30/2026	12/31/2025
Goodwill - Arbex (Global Consumer Goods (tissue) Business) (1)	1,730,476
Goodwill - Facepa (Tissue plant in Belém/PA)	119,332	119,332
Goodwill - Fibria (Pulp Mills)	7,897,051	7,897,051
Goodwill - MMC Brasil (Tissue plant in Mogi das Cruzes/SP)	170,859	170,859
Other (2)	5,100	5,097
	9,922,818	8,192,339
(1)Refers to the goodwill recognized upon the acquisition of an interest in FamPro Tissue Holdings B.V. ("Arbex") (Note 1.2.1).
(2)Refers to other intangible assets with indefinite useful lives such as servitude of passage and electricity.
The goodwill is based on expected future profitability supported by valuation reports, after the purchase price allocation.
Goodwill is allocated to cash-generating units as presented in Note 5.4.
For the nine-month period ended September 30, 2026, the Company did not identify any event that indicated the need to perform the impairment test and to record any impairment provision for intangible assets.

49

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

20.2 Intangible assets with limited useful lives

		09/30/2026	12/31/2025
Opening balance		4,778,353	5,709,964
Additions		452,371	82,492
Acquisition of subsidiaries (Note 1.2.1)		2,851,947
Write-offs		(36)	(3,015)
Amortization		(801,843)	(1,011,088)
Exchange rate variation, net		(8,652)
Transfers and others
Closing balance		7,272,140	4,778,353
Represented by	Average annual rate %
Port concessions	3.94	595,936	621,842
Supplier agreements			11,111
Port service contracts	4.26	469,076	491,094
Trademarks and patents (1)	4.55	2,957,501	154,846
Customer portfolio	9.10	2,668,209	3,283,919
Software (2)	25.45	573,224	206,635
Other	10.00	8,194	8,906
		7,272,140	4,778,353

Cost		15,453,001	12,617,166
Amortization		(8,180,861)	(7,838,813)
Closing balance		7,272,140	4,778,353
(1) Variation mainly related to assets identified in the acquisition of K-C and recognized in the preliminary purchase price allocation (PPA), as described in Note 1.2.1.
(2) Variation mainly related to expenditures capitalized in connection with the implementation of SAP S/4HANA.
For the nine-month period ended September 30, 2026, the Company assessed business, market, and climate-related impacts and did not identify any material events that would indicate the need to perform an impairment test or recognize any provision related to the recoverable amount of intangible assets with definite useful lives.
21 TRADE ACCOUNTS PAYABLE

	09/30/2026	12/31/2025
In local currency
Third party (1)	4,259,637	4,065,115
Related party (Note 15.1) (2)	3,015	681
In foreign currency
Third party (3)	4,465,489	1,075,590
	8,728,141	5,141,386
(1)Within the balance of suppliers, there are values under supplier finance arrangement that were subject to anticipation with financial institutions at the exclusive option of certain suppliers, without changing the originally defined purchase conditions (payment terms and negotiated prices). The balance related to such operations on September 30, 2026 was R$418,444 (R$438,830 at December 31, 2025).
(2)The balance refers mainly to transactions with Ibema Companhia Brasileira de Papel.
(3)Refers primarily to Arbex supplier balances, acquired on July 1, 2026, which added approximately R$3.5 billion to the consolidated supplier balance. Additional information is presented in Note 1.2.1.

50

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

21.1 Long-term commitments
21.1.1 Long-term commitments - Take or Pay arrangements
During the nine-month period ended September 30, 2026, no material changes were identified in the Company’s long-term contracts with a minimum supply clause compared to the information disclosed in the financial statements for the year ended December 31, 2025 (Note 17.1.1).
21.1.2 Exchange and acquisition of biological assets
In line with the Company’s strategy for forest expansion and optimization of wood supply for its operations in the State of Mato Grosso do Sul, the Company entered into exchange and purchase agreements for biological assets in August 2025. Under the terms of these agreements, the Company receives specified volumes of biological assets between 2025 and 2027. In return, under the exchange agreement, the Company is expected to deliver equivalent volumes between 2028 and 2031.
On September 15, 2025, January 2, 2026 and July 2, 2026 payments were made in the amounts of R$878,049, R$464,156 and R$380,946 respectively. As of September 30, 2026, the remaining amount payable total R$1,142,584, due in 2028, in accordance with the contractual schedule.

51

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

22 LOANS, FINANCING AND DEBENTURES
22.1 Breakdown by type

				Current		Non-current			Total
Type	Currency	Interest rate	Average annual interest rate - %	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025
In foreign currency
Bonds	USD	Fixed	5.0%	297,710	815,478	39,065,143	42,405,964	39,362,853	43,221,442
Panda Bonds	CNY	Fixed	2.7%	47,232	6,785	2,007,306	2,039,941	2,054,538	2,046,726
Export credits (“export prepayments”)	USD	SOFR/Fixed	6.3%	3,383,422	923,820	12,559,478	16,901,305	15,942,900	17,825,125
Assets financing	USD	SOFR	4.2%	102,989	107,159	91,667	178,526	194,656	285,685
ECA - Export Credit Agency	USD	SOFR	7.1%	15,230	17,426	1,675,670	1,778,184	1,690,900	1,795,610
IFC - International Finance Corporation (1)	USD	SOFR	6.7%	(3,819)	(5,485)	4,862,747	5,182,737	4,858,928	5,177,252
Term bank loans	EUR	EURIBOR	3.6%	1,434		6,829,617		6,831,051
Others				3,862	5,516			3,862	5,516
				3,848,060	1,870,699	67,091,628	68,486,657	70,939,688	70,357,356
In local currency
BNDES	BRL	UMBNDES	6.4%	1,440	5,794	54,718	468,025	56,158	473,819
BNDES	BRL	TJLP	8.4%	25,664	89,150	9,209	11,802	34,873	100,952
BNDES	BRL	TLP	12.3%	238,102	178,549	5,665,706	5,562,188	5,903,808	5,740,737
BNDES	BRL	Fixed	4.7%	1,666		105,459		107,125
BNDES	BRL	SELIC	17.0%	70,453	282,017		514,605	70,453	796,622
BNDES	BRL	TR	4.3%	10,927	9,933	145,533	153,762	156,460	163,695
Assets financing	BRL	CDI	16.1%	19,146	18,799	23,914	38,214	43,060	57,013
NCE (“Export credit notes”)	BRL	CDI	16.6%	28,860	4,157	75,000	100,000	103,860	104,157
NCR (“Rural producer certificates”)	BRL	CDI	13.7%	44,443	369,572	5,563,791	5,000,000	5,608,234	5,369,572
ECO INVEST - Agro-industrial credit	BRL	CDI	11.2%	35,532	7,094	456,320	327,263	491,852	334,357
Rural Product Note ("CPR")	BRL	CDI/IPCA	12.8%	915	41,894	4,500,304	1,954,437	4,501,219	1,996,331
Debentures	BRL	CDI/IPCA	13.5%	314,668	127,247	9,511,389	9,179,399	9,826,057	9,306,646
				791,816	1,134,206	26,111,343	23,309,695	26,903,159	24,443,901
				4,639,876	3,004,905	93,202,971	91,796,352	97,842,847	94,801,257

Interest on financing				1,513,287	1,525,436	563,791		2,077,078	1,525,436
Non-current funding				3,126,589	1,479,469	92,639,180	91,796,352	95,765,769	93,275,821
				4,639,876	3,004,905	93,202,971	91,796,352	97,842,847	94,801,257
(1) The balances shown as negative include fundraising costs

52

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

22.2 Breakdown by maturity - non-current

	2027	2028	2029	2030	2031	2032 onwards	Total
In foreign currency
Bonds		2,544,910	8,308,717	5,123,237	6,359,585	16,728,694	39,065,143
Panda Bonds	927,240	1,002,792		77,274			2,007,306
Export credits (“export prepayments”)	776,904	2,403,938	3,474,846	5,068,718	835,072		12,559,478
Assets financing	23,462	62,361	5,844				91,667
ECA - Export Credit Agency					645,012	1,030,658	1,675,670
IFC - International Finance Corporation (1)					1,208,877	3,653,870	4,862,747
Term bank loans					6,829,617		6,829,617
	1,727,606	6,014,001	11,789,407	10,269,229	15,878,163	21,413,222	67,091,628
In local currency
BNDES – TJLP	953	3,811	3,811	634			9,209
BNDES – TLP	40,618	159,638	145,472	389,106	491,754	4,439,118	5,665,706
BNDES – Fixed	781	3,124	6,528	6,837	6,837	81,352	105,459
BNDES – TR	2,758	11,033	11,033	11,033	11,033	98,643	145,533
BNDES - UMBNDES	371	3,215	3,215	3,215	3,215	41,487	54,718
ECO INVEST - Agro-industrial credit	8,577	17,153	90,771	90,771	90,771	158,277	456,320
Assets financing	4,814	19,033	67				23,914
NCE (“Export credit notes”)		25,000	25,000	25,000			75,000
Rural Product Note ("CPR")						4,500,304	4,500,304
NCR (“Rural producer certificates”)				2,000,000	3,563,791		5,563,791
Debentures				572,611	500,000	8,438,778	9,511,389
	58,872	242,007	285,897	3,099,207	4,667,401	17,757,959	26,111,343
	1,786,478	6,256,008	12,075,304	13,368,436	20,545,564	39,171,181	93,202,971
(1) Amendment to the payment schedule as a result of a contractual amendment executed in June 2026, extending the maturity date and reducing the interest rate.
22.3 Roll-forward of loans, financing and debentures

	09/30/2026	12/31/2025
Opening balance	94,801,257	101,435,531
Fundraising, net of issuance costs	3,087,472	23,871,760
Additions of merged companies	6,904,000
Interest accrued	4,414,775	5,953,778
Monetary and exchange rate variation, net	(3,606,818)	(8,384,101)
Settlement of principal	(3,385,149)	(22,353,325)
Settlement of interest	(4,447,630)	(5,817,907)
Amortization of fundraising costs	74,940	101,803
Others		(6,282)
Closing balance	97,842,847	94,801,257

53

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

22.4 Fundraising costs
The fundraising costs are amortized based on the terms of agreements and the effective interest rate.

			Balance to be amortized
Type	Cost	Amortization	09/30/2026	12/31/2025
Bonds	411,818	294,543	117,275	142,598
Panda Bonds	6,183	2,261	3,922	5,617
Rural Product Note ("CPR")	144,391	8,760	135,631	63,819
Export credits (“export prepayments”)	180,466	130,099	50,367	71,612
Debentures	157,139	54,965	102,174	110,409
BNDES	80,363	54,262	26,101	41,023
ECA - Export Credit Agency	13,615	3,627	9,988	12,072
IFC - International Finance Corporation	106,968	37,475	69,493	57,186
Term bank loans	45,172	2,093	43,079
Others	4,797	570	4,227	4,641
	1,150,912	588,655	562,257	508,977
22.5 Guarantees
Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment is offered as collateral by the Company, as disclosed in Note 19.1.
The Company is subject to financial covenants in connection with the Term Bank Loans disclosed in Note 22.1, which had an outstanding balance of R$6,831,051 as of September 30, 2026. These covenants require the Company to maintain a Net Debt-to-EBITDA ratio not exceeding 4.0x, as defined in the respective financing agreement. Compliance with such covenant is monitored on a quarterly basis by Management and was fully achieved as of September 30, 2026.
22.6 Relevant transactions entered into during the period
22.6.1 New Revolving Credit Facility (RCF)
On February 5, 2026, the Company entered into a new Revolving Credit Facility through its subsidiary Suzano International Finance B.V., replacing the facility in place since February 2022. The new facility increased the total available revolving credit lines from US$1,275,000 to US$1,775,000 (equivalent to R$9,196,097). The purpose of this new facility is to further strengthen the Company’s already robust liquidity position, providing greater cash flexibility over the coming years.
The total committed amount of US$1,775,000 has an availability period through February 2031. The commitment fee, if the facility remains undrawn, is 0.27% per annum; if drawn, the cost will be SOFR + 0.90% per annum.
22.6.2 Issuance of Rural Product Notes (Cédulas de Produto Rural – CPRs)
On April 1, 2026, the Company completed the fundraising of its 2nd issuance of Financial Settlement Rural Product Notes (CPR-Fs), issued in two tranches totaling R$2,500,000, of which R$1,500,000 relate to the first tranche and R$1,000,000 to the second tranche.
The CPR-Fs were issued on March 15, 2026, with maturities of 10 years for the first tranche, due on March 15, 2036, and 12 years for the second tranche, due on March 15, 2038. The CPR-Fs bear interest of 7.0464% per annum for the first tranche and 6.8338% per annum for the second tranche, accruing on the updated nominal unit value, which is adjusted by the accumulated variation of the IPCA inflation index.

54

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

22.7 Significant transactions settled during the period
The Company did not enter into any material settlements during the nine-month period ended September 30, 2026.
23 LEASES
23.1 Right of use
The balances rolled-forward are set out below:

	Lands	Machinery and equipment	Buildings	Ships and boats	Vehicles	Total
Balances at December 31, 2024	3,475,569	175,043	114,392	1,373,338	42,349	5,180,691
Additions/updates	618,637	212,173	135,659	10,765		977,234
Depreciation (1)	(441,499)	(200,883)	(58,630)	(122,833)	(1,622)	(825,467)
Write-offs (2)	(327)	(277)	(65)			(669)
Balances at December 31, 2025	3,652,380	186,056	191,356	1,261,270	40,727	5,331,789
Additions/updates	201,916	118,361	170,606	299	10,989	502,171
Acquisition of subsidiaries (Note 1.2.1)		52,876	270,683		60,830	384,389
Depreciation (1)	(334,901)	(115,788)	(76,507)	(90,635)	(8,350)	(626,181)
Exchange rate variation, net		913	(2,489)		(1,737)	(3,313)
Balances at September 30, 2026	3,519,395	242,418	553,649	1,170,934	102,459	5,588,855
(1)The amount of depreciation related to land is substantially reclassified to biological assets to make up the formation costs.
(2)Write-off due to cancellation of contracts.
On September 30, 2026, the Company does not have commitments to lease agreements not yet in force.
23.2 Lease liabilities
The balance of lease payables on September 30, 2026, measured at present value and discounted at the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	12.77%	September/2053	4,108,603
Machinery and equipment	11.60%	April/2035	357,594
Buildings	8.23%	February/2035	570,231
Ships and boats	12.20%	February/2039	2,015,751
Vehicles	4.51%	November/2028	75,068
			7,127,247
(1)For the determination of the discount rates, the market CDI rate obtained from the yield curve on B3’s official website was used, considering the term equivalent to the final maturity and the nature of the contracts.
(2)Refers to the original maturities of the agreements and, therefore, does not consider eventual renewal clauses.

55

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

The balances rolled-forward are set out below:

	09/30/2026	12/31/2025
Opening balance	6,929,890	6,972,915
Additions/updates	502,171	977,234
Acquisition of subsidiaries (Note 1.2.1)	384,402
Write-offs		(669)
Payments	(1,080,282)	(1,447,973)
Accrual of financial charges (1)	535,392	733,342
Exchange rate variations	(144,326)	(304,959)
Closing balance	7,127,247	6,929,890

Current	971,565	857,810
Non-current	6,155,682	6,072,080
(1)On September 30, 2026, the amount of R$201,609 related to interest expenses on leased lands was capitalized to biological assets to represent the formation cost (R$265,463 as of December 31, 2025).

The maturity schedule for future payments not discounted to present value related to lease liabilities is disclosed in Note 4.2.
23.2.1 Amounts recognized in the statement of income for the period
The amounts presented relate to contracts that qualify for the exemptions established in the Company's accounting policy for short-term and low-value contracts. In these cases, the related assets and liabilities are not recognized, and the associated expenses are recognized directly in statement of income as incurred.
Expenses recognized in statement of income amounted to R$1,965 (R$2,476 as of September 30, 2025).

24 PROVISION FOR JUDICIAL LIABILITIES
The Company is involved in certain legal proceedings arising in the normal course of its business, which include tax, social security, labor, civil, environment and real estate.
The Company classifies the risk of unfavorable decisions in legal proceedings, based on legal advice, which reflects the estimated probable losses.
The Company’s Management believes that, based on the available information as of the date of these unaudited condensed consolidated interim financial information, its provisions for tax, social security, labor, civil, environment and real estate risks, accounted for according to IAS 37 are sufficient to cover estimated losses related to its legal proceedings, as set forth below:

56

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

24.1 Roll-forward and changes in the provisions for probable losses based on the nature of the proceedings, net of judicial deposits

					09/30/2026
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	339,763	296,358	185,411	2,095,357	2,916,889
Payments	(4,002)	(32,390)	(18,942)		(55,334)
Provisions/(Reversals), net	(5,818)	39,726	32,860	(70,331)	(3,563)
Monetary and exchange rate variation, net	18,792	16,228	17,795		52,815
Provision balance	348,735	319,922	217,124	2,025,026	2,910,807
Judicial deposits (3)	(32,912)	(60,622)	(63,525)		(157,059)
Provision balance at the end of the period	315,823	259,300	153,599	2,025,026	2,753,748
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,898,989 and civil lawsuits in the amount of R$126,037, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
(3)The amounts presented refer exclusively to judicial deposits for which there is a legally enforceable right of offset.

					12/31/2025
	Tax and social security	Labor	Civil, environment and real estate	Contingent liabilities assumed (1) (2)	Total
Provision balance at the beginning of the period	407,964	353,926	215,553	2,127,725	3,105,168
Payments	(71,692)	(113,840)	(9,176)		(194,708)
Provisions/(Reversals), net	(36,578)	28,281	(41,457)	(32,368)	(82,122)
Monetary and exchange rate variation, net	40,069	27,991	20,491		88,551
Provision balance	339,763	296,358	185,411	2,095,357	2,916,889
Judicial deposits (3)	(31,579)	(62,334)	(21,238)		(115,151)
Provision balance at the end of the period	308,184	234,024	164,173	2,095,357	2,801,738
(1)Amounts arising from tax-related lawsuits with a possible or remote probability of loss in the amount of R$1,962,549 and civil lawsuits in the amount of R$132,808, measured and recorded at the estimated fair value resulting from the business combination with Fibria.
(2)Reversal due to a change in likelihood, cancellation and/or due to settlement.
(3)The amounts presented refer exclusively to judicial deposits that have a legal right of offset.
24.1.1 Tax and social security
On September 30, 2026, the Company has 47 (56 as of December 31, 2025) administrative and judicial proceedings of a tax or social security nature in which the disputed matters are related to IRPJ, CSLL, PIS, COFINS, ICMS among others, whose amounts are provisioned when the likelihood of loss is deemed probable by the Company’s external legal counsel and by Management.
From these, 1 proceeding, amounting to a total of R$1,858 (R$1,749 as of December 31, 2025), relate to matters involving income taxes and, in accordance with IFRIC 23 – Uncertainty over Income Tax Treatments, are recognized under income tax and social contribution payable (Note 16.5).
24.1.2 Labor
On September 30, 2026, the Company has 1,147 (1,152 as of December 31, 2025) labor lawsuits.
In general, the provisioned labor proceedings are related primarily to matters frequently contested by employees of agribusiness companies, such as wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

57

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

24.1.3 Civil, environment and real estate
On September 30, 2026, the Company has 96 (73 as at December 31, 2025) civil, environmental and real estate proceedings.
The provisioned Civil, environment and real estate proceedings are related primarily to the payment of damages, including those arising from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.
24.2 Contingencies with possible losses
The Company is involved in tax, civil and labor lawsuits, whose losses have been assessed as possible by Management, supported by legal counsel, and therefore no provision was recorded:

	09/30/2026	12/31/2025
Taxes and social security (1) - Income taxes (2)(3)	10,338,403	4,559,801
Taxes and social security (1) - Other taxes and contributions (4)	7,257,343	5,857,933
Labor	220,448	189,506
Civil and environmental (1)	1,143,009	1,023,689
	18,959,203	11,630,929
(1)The amounts above do not include the fair value adjustments allocated to possible loss risk contingencies representing R$2,009,759 (R$2,076,296 as of December 31, 2025), which were recorded at fair value resulting from business combinations with Fibria, as presented in Note 24.1.1 above.
(2)In April 2026, the Company received a Notice of Assessment related to the taxation of profits earned by its subsidiary in Austria, with an estimated exposure of R$5,255,629 as of September 30, 2026. In the Company's opinion, supported by the opinions of its external legal advisors, the likelihood of loss is assessed as possible.
(3)The Company is involved in administrative and judicial disputes with the tax authorities related to tax positions adopted in the determination of corporate income tax and social contribution on net income (IRPJ/CSLL). Based on the current assessment, these positions are expected to be upheld in final rulings by higher courts. A summary of these matters under dispute and their potential effects is presented in Note 16.5.
(4)Based on the assessment of Company's legal advisors and considering the procedural developments, the loss prognosis of certain administrative proceedings related to PIS and COFINS tax credits, in the approximate amount of R$1,124,383, which were reclassified as possible loss, with no final decision regarding the merits of the disputes.

In the nine-month period ended September 30, 2026, there were no significant changes in the main natures of these contingencies compared to those disclosed in the annual financial statements for the year ended December 31, 2025 (Note 24.1), except for the IRPJ and CSLL Tax Assessment Notice received in April 2026, which is described in Item 16.5 (i) of these financial statements.
25 EMPLOYEE BENEFIT PLANS
The Company provides supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2025 (Note 25), and no significant changes occurred during the nine-month period ended September 30, 2026.
25.1 Pension plan
Contributions made by the Company, for Suzano Prev pension plan managed by Brasilprev Seguros e Previdência S.A., for the nine-month period ended September 30, 2026 amounted R$17,938 (R$18,077 as of September 30, 2025) recognized under the cost of sales, selling and general and administrative expenses.
25.2 Defined benefits plan
The Company offers the medical assistance and life insurance in addition to the pension plans, which are measured based on actuarial calculations and recognized in the unaudited condensed consolidated interim financial information.

58

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

The roll-forward of actuarial liabilities prepared based on actuarial report is set forth below:

	09/30/2026	12/31/2025
Opening balance	741,143	721,560
Interest on actuarial liabilities	58,958	77,348
Current service cost	3,141	1,939
Actuarial gain – experience (1)		(13,340)
Actuarial loss – financial assumptions (1)		6,026
Benefits paid directly by entity	(41,076)	(52,390)
Acquisition of subsidiaries (Note 1.2.1)	124,391
Exchange rate variation, net	(1,120)
Closing balance	885,437	741,143
(1)Actuarial gains and losses are determined annually based on an independent actuarial valuation, reflecting changes in actuarial assumptions and experience adjustments arising from the measurement of defined benefit obligations.
26 SHARE-BASED COMPENSATION PLAN
The Company has long-term share-based remuneration plans: (i) Phantom stock option plan (“PS”), settled in cash; and (ii) Performance Share Plan, settled in shares.
The characteristics and measurement method of each plan were disclosed in the annual financial statements for the year ended December 31, 2025 (Note 22), which did not change during the nine-month period ended September 30, 2026.
26.1 Phantom shares plan
The roll-forward arrangements are set out below:

		Number of shares
Year of grant	Fair value on grant date	31/12/2025	Shares granted	Cancelled	Exercised (1)	30/09/2026	Available for completion	Year of vesting
								2026	2027	2028	2029
2021	R$64.12	7,735	168		(7,903)
2022	R$54.20	480,184	10,447	(221)	(353,216)	137,194	65,308	47,391	24,495
2023	R$48.81	2,695,561	58,994	(55,204)	(814,060)	1,885,291		1,652,646	232,645
2024	R$56.58	2,459,390	53,332	(197,838)	(37,859)	2,277,025			2,121,150	155,875
2025	R$59.65	3,410,537	148,358	(258,559)	(43,895)	3,256,441				3,256,441
2026	R$51.58		2,700,208	(93,640)	(10,038)	2,596,530					2,596,530
Number of stock options		9,053,407	2,971,507	(605,462)	(1,266,971)	10,152,481	65,308	1,700,037	2,378,290	3,412,316	2,596,530

Book value		332,322	89,210	(5,134)	(65,455)	350,943
Book value of the previous year		361,974	209,842	(17,843)	(221,651)	332,322
(1)The average price of the share options exercised and exercised due to termination of employment from July 1 to September 30, 2026 was R$50.35.

59

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

26.2 Restricted shares plan
The position is set forth below:

		Number of stock options
Year of grant	Fair value on grant date	31/12/2025	Shares granted	Exercised/Cancelled	30/09/2026	Year of vesting
						2027	2028	2029	2030	2031
2023	R$50.51	277,249	6,033	(283,282)
2024	R$56.09	2,331,602	50,731	(443,635)	1,938,698	440,715		1,497,983
2025	R$60.47	467,265	10,166		477,431		235,794		241,637
2026	R$51.09		465,844		465,844			273,277		192,567
Number of stock options		3,076,116	532,774	(726,917)	2,881,973	440,715	235,794	1,771,260	241,637	192,567

Book value		80,742	27,949	(27,031)	81,660
Book value of the previous year		60,226	45,642	(25,126)	80,742

27 SHAREHOLDERS’ EQUITY
27.1 Share capital
On September 30, 2026, Suzano recorded a capital increase of R$14,574, bringing its share capital to R$24,283,855 divided into 1,264,117,615 common shares, all nominative, book-entry shares without par value. Expenses related to the public offering were R$33,735, totaling a net share capital of R$24,250,120. The breakdown of the share capital is as set out below:

	09/30/2026		12/31/2025
	Quantity	(%)	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	358,840,106	28.39	367,612,329	29.08
Controller	197,107,606	15.59	196,065,636	15.51
Related persons	34,377,592	2.72	26,568,442	2.10
Alden Fundo de Investimento em Ações	27,154,744	2.15	27,154,744	2.15
	617,480,048	48.85	617,401,151	48.84
Treasury (Note 27.2)	32,556,893	2.58	28,208,827	2.23
Other shareholders	614,080,674	48.57	618,507,637	48.93
	1,264,117,615	100.00	1,264,117,615	100.00
On September 30, 2026, SUZB3 common shares ended the period quoted at R$44.20 and R$51.45 on December 31, 2025.

27.2 Treasury shares
On September 30, 2026, the Company had 32,556,893 (28,208,827 as of December 31, 2025) of its own common shares held in treasury, with an average cost of R$51.92 per share, with a historical value of R$1,690,481 (R$1,511,146 as at December 31, 2025) and the market corresponding to R$1,439,015 (R$1,451,344 as at December 31, 2025).

60

Suzano S.A.
Notes to the unaudited condensed consolidated interim financial information
Nine-month period ended September 30, 2026
(In thousands of R$, unless otherwise stated)

For the nine-month period ended September 30, 2026, the Company granted 356,734 common shares at an average cost of R$53.57 per share, with a historical value of R$19,110, to comply with the restricted shares plan (Note 26.2).

	Quantity	Average cost per share	Historical value	Market value
Balances at December 31, 2024	24,875,787	53.84	1,339,197	1,536,826
Exercised	(372,160)	53.66	(19,969)	(20,251)
Repurchase	3,705,200	51.80	191,918	191,918
Balances at December 31, 2025	28,208,827	53.57	1,511,146	1,451,344
Exercised	(356,734)	53.57	(19,110)	(18,383)
Repurchase	4,704,800	42.18	198,445	198,445
Balances at September 30, 2026	32,556,893	51.92	1,690,481	1,439,015
28 EARNINGS PER SHARE
28.1 Basic
The basic earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average number of common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	09/30/2026	09/30/2025
Net income for the period attributed to Controlling shareholders'	8,209,902	13,298,971
Weighted average number of shares in the period – in thousands	1,264,118	1,264,118
Weighted average treasury shares – in thousands	(29,953)	(27,149)
Weighted average number of outstanding shares – in thousands	1,234,165	1,236,969
Basic earnings per common share – R$	6.65219	10.75126
28.2 Diluted
The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares with dilutive effects.

	09/30/2026	09/30/2025
Net income for the period attributed to Controlling shareholders'	8,209,902	13,298,971
Weighted average number of outstanding shares – in thousands	1,234,165	1,236,969
Average number of potential shares (stock options) - in thousands	2,841	3,076
Weighted average number of shares (diluted) – in thousands	1,237,006	1,240,045
Diluted earnings per common share – R$	6.63691	10.72459

61

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 5, 2026

SUZANO S.A.

By:	/s/ Marcos Moreno Chagas Assumpção
Name:	Marcos Moreno Chagas Assumpção
Title:	Chief Financial and Investor Relations Officer